As filed with the Securities and Exchange Commission on October 7, 2016

Registration No. 333-213519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

Amendment No. 2

to the

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

_______________

Ocean Power Technologies, Inc.

(Exact name of registrant as specified in its charter)

	_______________

Delaware	4911	22-2535818
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1590 Reed Road
Pennington, New Jersey 08534
(609) 730-0400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

George H. Kirby
Chief Executive Officer
Ocean Power Technologies, Inc.
1590 Reed Road
Pennington, New Jersey 08534
(609) 730-0400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________

Copies to:

Robert G. Reedy	Michael A. Adelstein
Kevin J. Poli	Kelley Drye & Warren LLP
Porter Hedges LLP	101 Park Avenue
1000 Main, 36th Floor	New York, New York 10178
Houston, Texas 77002	Telephone: (212) 808-7540
Telephone: (713) 226-6674	Telecopy: (248) 433-7274
Telecopy: (713) 228-1331

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [X]

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, DATED October 7, 2016

PROSPECTUS

2,500,000 Shares of Common Stock

This prospectus relates to the offer and sale of 2,500,000 shares of common stock of Ocean Power Technologies, Inc.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “OPTT.” The last reported sale price of our common stock on October 6, 2016 was $6.48 per share.

Investing in our securities involves significant risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

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	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to us
Per Share	$	$	$
Total	$	$	$

(1)

We have also agreed to reimburse the underwriters for certain of their expenses. We refer you to ‘‘Underwriting’’ beginning on page 50 for additional information regarding total underwriting compensation.

The underwriters may also purchase up to an additional 375,000 shares of common stock from us at the public offering price above, less the underwriting discounts and commissions, within 30 days of the date of this prospectus to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or before , 2016.

The date of this prospectus is , 2016.

Roth Capital Partners	Maxim Group LLC

Table of Contents

Page

PROSPECTUS SUMMARY	1
THE OFFERING	7
RISK FACTORS	8
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	27
USE OF PROCEEDS	29
CAPITALIZATION	30
DILUTION	31
DIVIDEND POLICY AND COMMON STOCK PRICE RANGE	32
BUSINESS	33
DESCRIPTION OF COMMON STOCK	47
UNDERWRITING	50
LEGAL MATTERS	55
EXPERTS	55
WHERE YOU CAN FIND MORE INFORMATION	55
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	55

 ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Certain industry and market data presented in this prospectus has been derived from data included in various industry publications, surveys and forecasts. We have assumed the correctness and truthfulness of such data, including projections and estimates, when we use them in this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in or incorporated by reference into this prospectus. Because this summary provides only a brief overview of the key aspects of the offering, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 8, “Cautionary Note Regarding Forward-Looking Statements” beginning on page 27 and the documents incorporated by reference, which are described under “Incorporation of Certain Information by Reference,” before making an investment decision. As used in this prospectus, unless otherwise indicated, “we,” “our,” “us,” “Company” or similar terms refer collectively to Ocean Power Technologies, Inc. and its operating subsidiaries.

Overview

Nearly 70% of the earth’s surface is covered by water, with over 40% of the world’s population living within approximately 150 miles of a coast. Thousands of information gathering and/or power systems are deployed in the oceans today to increase understanding of weather, climate change, biological processes, and marine mammal patterns and to support exploration and operations for industries such as oil and gas. Most of these systems are powered by battery, solar, wind, fuel cell, or fossil fuel generators that are expensive to operate while also limited in their electric power delivery. These incumbent systems often require significant tradeoffs in sensor accuracy, data processing and communications bandwidth and frequency in order to operate with available power. More persistent power systems requiring less maintenance, like our systems, may have the ability to save costs over current operating systems. Just as importantly, increases in available power may allow for better sensors and shorter data sampling and communication intervals up to real-time which could as a result improve scientific and economic returns.

Founded in 1994 and headquartered in Pennington, New Jersey, we believe we are the leader in ocean wave power. We are developing and seeking to commercialize our proprietary systems that generate electricity by harnessing the renewable energy of ocean waves. Our PowerBuoys® use proprietary technologies that convert the mechanical energy created by the heaving motion of ocean waves into electricity. We currently have designed and continue to develop our PowerBuoy product line which is based on modular, ocean-going buoys, which we have been periodically ocean testing since 1997.

We have designed our autonomous PowerBuoy to generate power for use in remote locations, independent of an existing power grid. Our current PowerBuoy product, the PB3, incorporates a unique power take-off (“PTO”) and onboard system for energy storage and management, and is significantly smaller than our previous iteration utility-scale PowerBuoy. The PowerBuoy provides up to 3 kilowatts (kW) of peak power and 300 watts of continuous average power, which is deployment site dependent whereby average power can increase substantially in higher energy sites. Our standard energy storage system (“ESS”) has an energy capacity of 44 kilowatt hours (kWh), scalable up to 150 kWh to meet specific application requirements. We are continuing to develop and test our PowerBuoys, including incremental scale up in power production. We believe there is a substantial addressable market for the current capabilities of our PB3 model, which we believe could be utilized in a variety of applications.

Our PB3 PowerBuoy design leverages portions of earlier features that we do not believe require further validation prior to implementation in our current products. Currently, our product development and engineering efforts are focusing primarily on developing technologies that will increase the energy output and reliability of our product through design scalability to meet and to maintain quality and speed time to our targeted markets. Our marketing and development efforts are targeting applications that require reliable, persistent, and sustainable power sources operating independently of the utility grid, either by supplying electric power to payloads that are integrated directly in our PowerBuoy or located in its vicinity, including on the seabed.

Based on our market research and available public data, management believes that there is the potential for us to pursue business opportunities in multiple markets that would have a direct need for our PowerBuoys including oil and gas, ocean observing, defense and security, communications, and offshore wind. Depending on power needs, sensor types and other considerations, we believe our PowerBuoy could have the ability to satisfy several application requirements within these markets. We believe that the PB3 generates sufficient persistent power to meet the application needs of many of the potential customers within our target markets. We are continuing our development efforts to increase the energy output of the PowerBuoy to generate more power required for other applications within these markets.

Since fiscal 2002, government agencies have accounted for a significant portion of our revenues. These revenues were largely for the support of our development efforts relating to our technology and development of our PowerBuoys. Our goal is that an increased portion of our revenues be from the sale or lease of our products and sales of services, as compared to revenue from grants to support our business operations. As we continue to develop and commercialize our products, we expect to have a net loss of cash from operating activities unless and until we achieve positive cash flow from the commercialization of our products and services. During fiscal 2015 and 2016, we continued work on projects with the U.S. Department of Energy (“DOE”), and Mitsui Engineering and Shipbuilding Co., Ltd. (“MES”), with whom we signed our first commercial leasing agreement in May 2016, and we continued our efforts to increase the reliability and power output of our PowerBuoys.

Competitive Advantages

We are currently seeking to commercialize our PowerBuoy by targeting customers principally in five markets (as discussed in further detail below) that require reliable, persistent, and sustainable power sources operating independently of the utility grid. We believe that our technology for generating electricity from wave energy and our commercial relationships may offer the following potential competitive advantages in the markets we are targeting for commercial sales and leases of our PowerBuoy and related products and services.

●     Ocean-tested technology to generate electricity. We have conducted a number of ocean tests of our PowerBuoy since 1997 seeking to validate and demonstrate the viability of our technology, including several ocean trials of our larger scale prototype PowerBuoys. We have also conducted multiple ocean tests of our autonomous PowerBuoy, initially through a previous iteration of our current autonomous PowerBuoy under a contract with the U.S. Navy in 2011. Our PowerBuoy structure is designed to be durable and has survived hurricanes and winter storms while deployed in the ocean.

●     Efficient design in harnessing wave energy. We have designed our PowerBuoy to optimize the power generated for average ocean wave conditions through efficient mechanical to electrical wave energy conversion. We have designed the onboard ESS to provide several days of continuous rated power during low or no wave periods. Our PowerBuoy is equipped with a variety of communication capabilities including satellite, cellular, and Wi-Fi that transmits data in real time, subject to the limits of the carrier or service provider that is collected by its various payloads (e.g., sensors or equipment that require power and communications capabilities).

●      Numerous applications within multiple, major market segments. We have designed our PowerBuoy systems to work in multiple offshore applications around the world. In particular, we are targeting our marketing to customers with applications in the oil and gas, ocean observing, defense and security, offshore wind and communications.

●     Prior commercial relationships enabled the development of our technology. Our prior and existing relationships with the U.S. Navy, DOE, U.S. Department of Homeland Security, and MES have allowed us to develop our PowerBuoys for a variety of needs in various industries. We believe these relationships have helped position us within the industry in support of commercialization, which we believe enhances our market visibility and attractiveness to our prospective customers. For example, our PowerBuoy provided persistent power to an integrated radar and sonar system, signficantly extending the U.S. Navy’s surveillance. We have also demonstrated persistent maritime vessel detection with the U.S. Department of Homeland Security by integrating a hydrophone onto our PowerBuoy and demonstrating enhanced maritime traffic detection. In each instance, resulting critical data have informed our next design iterations to address critical operations and reliability improvements.

●     Greater and more persitent power compared to certain existing, incumbent solutions. We believe that our PowerBuoy may provide more power than certain existing battery, solar, and other powered systems. This added power could enable additional sensors to be employed at the application site, or allow for a higher rate of sensor data transmission. We also believe that greater and more persistent power could extend the application’s operating period.

●     Potentially considerable life cycle cost savings over incumbent solutions. Our PowerBuoys are designed to operate over extended intervals between required servicing as compared to battery-powered systems which we believe generally require more frequent recharging or replacement. We have developed several case studies around ocean observing applications which illustrate that our PowerBuoy system may reduce costs over multi-year operation of an application as compared with incumbent solutions. These cost reductions are mostly due to lower vessel and personnel servicing costs associated with the retrieval and redeployment of current battery-powered solutions.

●     Modular and scalable designs. Our PowerBuoy systems are designed with a modular ESS which will allow us to tailor the PowerBuoy configuration to specific application requirements, including expansion of energy storage capacity. We believe that our PowerBuoys are scalable to higher power levels, and may also be installed in an array in order to achieve higher levels of aggregate power generation, although we have not demonstrated a PowerBuoy array to date.

●    Real-time data communications. Some incumbent solutions with less available power than our PowerBuoy may have limited communication capabilities or may be able to communicate data only over shorter periods due to power limitations. Some incumbent solutions may only make data accessible upon physical retrieval of the sensor. Our PowerBuoys can be equipped with a variety of communications equipment which enables the transmission of data on a more frequent basis as compared to incumbent solutions. We believe that more frequent data communication could enable an end-user to more quickly and proactively make data-driven decisions which could result in economic advantages.

●      Flexible electrical, mechanical and communication interfaces for sensors. Our PowerBuoys can be equipped with sensor packages, either mounted on or within the PowerBuoy, or tethered to the PowerBuoy. Our PowerBuoys have mechanical and electrical interfaces which may allow for simplified integration of sensors, creating flexibility for the end user.

●     Standard transportation and deployment. Our PowerBuoy is designed for transportation and handling using conventional means that are readily available and used in standard marine operations. Our PowerBuoy can be packaged inside of a standard 40 foot shipping container which may result in lower transportation and deployment costs than incumbent solutions. Our autonomous PowerBuoy can be transported and deployed using conventional vessels, and can be lifted using conventional marine cranes.

●     Environmentally benign and aesthetically non-intrusive system design. We believe that our PowerBuoy does not present significant risks to marine life, or emit significant levels of pollutants, and therefore has minimal environmental impact. We believe there is no significant audible impact and such systems have not been shown to have a negative effect on marine life as validated by the US Navy and DOE.

Business Strategy

As part of our strategic pivot toward smaller scale autonomous, remote offshore power, we are currently focused on developing and commercializing our PowerBuoy products and services for use in autonomous power applications. Generally, these applications are independent of the power grid and are situated in remote offshore locations. We have incorporated our prior knowledge and best practices into our product design and validation processes, some of which were gained during the development of utility-scale buoys. Based on market research and available public data, we believe considerable business opportunity could exist in markets which require autonomous offshore power.

Our business strategy is to commercialize our autonomous PowerBuoy systems. In order to achieve this goal, we are pursuing the following business objectives:

●      Sell and/or Lease PowerBuoys. We believe our autonomous PowerBuoy is well suited for many remote offshore applications. Within our selected markets we intend to sell or lease PowerBuoys, and provide services associated with product sales or leases such as maintenance, application engineering, planning, training, and logistics support required for the PowerBuoy life-cycle.

●     Concentrate sales and marketing efforts in specific geographic markets. We are currently focusing our sales and marketing efforts in North America, Europe, Australia, and parts of Asia, including Japan. We believe that each of these areas has appropriate wave conditions, political and economic stability, sizeable end market opportunities, and high levels of industrialization and economic development.

●     Expand our relationships in key market areas. We believe that an important element of our business strategy is to collaborate with other organizations to leverage our combined expertise, market presence and access, and core competences across key markets. We have formed such a relationship with several well-known groups, including MES in Japan, the National Data Buoy Center (“NDBC”), the Wildlife Conservation Society (“WCS”), and Gardline Environmental (an international and multi-disciplinary marine service company at the forefront of marine management with offices on five continents) We continue to seek other opportunities to collaborate with application experts from within our selected markets.

●     Outsource most of the equipment fabrication and deployment. We outsource all fabrication, anchoring, mooring, cabling supply, and, in most cases, deployment, of our PowerBuoy in order to minimize our capital requirements as we scale our business. However, our PTO is a proprietary subsystem and is assembled and tested at our facility. We believe this distributed manufacturing and assembly approach enables us to focus on our value-adding core competencies while also enabling the cost effectiveness of our PowerBuoy through leveraging a larger more qualified supply base.

●     Continue to increase PowerBuoy output. Our product development and engineering efforts are focused on increasing the energy output, reliability, and expected operating life of our PowerBuoys, as well as optimizing manufacturability of our designs with a focus on cost competitiveness. We believe that by increasing the energy output we will be able to address larger segments of our target markets.

Market Opportunity

The National Oceanographic and Atmospheric Administration (“NOAA”) Ocean Enterprise Report for 2016 estimated that the annual market for what NOAA describes as the “Ocean Enterprise” is $7 billion. The report addressed businesses involved in the for-profit and not-for-profit businesses that support ocean measurement, observation and forecasting. Among the market sectors included in the report are oil and gas, ocean observing and security and defense sectors.

Oil and Gas

We believe the oil and gas industry is undergoing a significant transformation. In light of industry consolidation due to relatively low oil prices, the industry continues to invest in new technologies that enable cost savings as well as the digitization of operations. The industry encompasses more than 10,000 sites, including exploration, production, reservoir management, and sites pending decommissioning based on information from the U.S. Bureau of Safety and Environmental Enforcement and industry organizations and publications. We believe that opportunities exist at a large number of these sites to provide power in applications that are not currently possible, or to displace incumbent power solutions.

Ocean Observing

Ocean observing provides information for the entire ocean enterprise, which supports ocean measurement, observation and forecasting, and is an important provider of information to maritime commerce and the entire “blue economy”. Maritime commerce and the scientific community depend on information about areas such as weather, climate change, ocean seismometry, meteorology, and biological processes in order to inform operations and development and often require a power and communications solution in remote offshore locations. According to the NOAA’s 2016 Ocean Enterprise report, the total U.S. available market over the five years beginning 2017 for ocean based systems infrastructure is $2.0 billion. Annual 2014 revenues for this sector were projected to be $287 million.

Security and Defense

We believe that a PowerBuoy can be used to provide power and communications for multiple applications, based on our current design which allows for multiple payloads to be integrated with or supported by the PowerBuoy. This may be an attractive feature for defense and security, as their systems can hide in plain sight or be easily integrated into other PowerBuoy applications. Example applications for domestic and international defense departments and defense contractors include forward deployed energy and communications outposts, above and below sea surface, early detection and warning systems, remote sensing stations, high frequency radar, sonar, electro-optical and infrared sensors for maritime security, network communications systems, and unmanned underwater vehicle docking stations. According to a 2014 Frost and Sullivan report, market expenditures for global security reached $29 billion in 2012 and are projected to reach $56.5 billion in 2022. Maritime security expenditures were approximately 45% of the market.

Other Markets

We believe that opportunities also exist in markets such as communications and offshore wind.

With regard to communications, the addition of nearshore and offshore cellular and WiFi platforms with persistent power could decrease communications costs for the marine and airline industries. As an example, according to a 2015 Frost & Sullivan Oil & Gas Satellite Communications market report, the estimated 2020 annual spend on satellite communications in this market projected at $459 million.

We also believe that opportunities also exist in the offshore wind market. There are approximately 9 GW of offshore wind installed worldwide as of the first quarter of 2015 according to an U.S. National Renewable Energy Laboratory (“NREL”) 2014 - 2015 Offshore Wind Technologies Market report. This cumulative capacity is projected to increase to nearly 45 GW of installed capacity for projects with an announced Commercial Operations Date (“COD”) through 2020. The NREL report projected a cumulative pipeline of nearly 250 GW for all projects, including those in the planning or early stages. For offshore wind applications, the PowerBuoy could be equipped with a Light Detection and Ranging system to provide wind data for application in this market, after validation of the integrated system.

Recent Developments

On July 27, 2016, we completed a best efforts public offering of 595,000 units, with each unit consisting of one share of common stock and 0.3 of a warrant to purchase one share of our common stock. Each unit was sold at a combined purchase price of $6.75 per unit. The warrants were immediately exercisable at a price of $9.36 per full share of common stock and are exercisable for a period of five years from the initial exercise date. In the offering, we issued a total of 595,000 shares of its common stock and warrants to purchase up to 178,500 shares of its common stock. We received net proceeds of approximately $3.6 million from the offering which we intend to use for general corporate purposes such as sales and marketing of our PowerBuoys, and which may also include additional development, testing and demonstrations of our PowerBuoy system.

Corporate Information

Our principal executive offices are located at 1590 Reed Road, Pennington, New Jersey 08534, and our telephone number is (609) 730-0400. We were incorporated in New Jersey in 1984 and reincorporated in Delaware in 2007. We maintain a website at www.oceanpowertechnologies.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

The Offering

Common stock offered by us	2,500,000 shares, or 2,875,000 shares if the underwriters exercise their option to purchase additional shares of our common stock in full.

Issue price	$ per share.

Common stock outstanding immediately after this offering	5,629,992 shares, or 6,004,992 shares if the underwriters exercise their option to purchase additional shares of our common stock in full

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $    million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $      million if the underwriters’ option to purchase additional shares is exercised in full.

We intend to use the net proceeds from this offering for general corporate purposes, which may include additional development, testing and demonstrations of our PowerBuoy system with the goal of furthering and accelerating our commercialization efforts and expanding our sales and marketing functions. Accordingly, we will retain broad discretion over how the net proceeds are used. For more, see “Use of Proceeds”.

Dividend policy	We have not declared or paid any cash or other dividends on our common stock, and do not expect to declare or pay any cash or other dividends on our common stock in the foreseeable future.

Risk factors

You should consider carefully the risks discussed under the “Risk Factors” beginning on page 8 of this prospectus, as well as those described in our Annual Report on Form 10-K for the year ended April 30, 2016, as amended, and our Quarterly Report on Form 10-Q for the quarter ended July 31, 2016 and the other disclosures contained or incorporated by reference herein and therein.

NASDAQ Capital Market symbol	OPTT

The number of shares of common stock to be outstanding after this offering is based on 3,129,992 shares outstanding as of October 7, 2016 and excludes (i) options outstanding as of that date representing the right to purchase a total of 160,872 shares of common stock at a weighted average exercise price of approximately $23.78 per share, (ii) 380,000 shares of common stock that may be issued in the future pursuant to a settlement agreement of certain pending securities litigation, which is subject to court approval and other requirements, (iii) outstanding warrants to purchase up to 145,952 shares of our common stock that will first become exercisable beginning on December 8, 2016 at a price of $6.08, and (iv) outstanding warrants to purchase up to 178,500 shares of our common stock which are currently exercisable at a price of $9.36.

Unless otherwise indicated, all information in this prospectus give effect to the 1-for-10 reverse stock split of the common stock that went into effect on October 27, 2015.

RISK FACTORS

Investing in our common stock involves substantial risk. You should carefully consider the risk factors disclosed below as well as those contained in our most recent Annual Report on Form 10-K, as amended, which is incorporated by reference herein, as updated by our subsequent filings under the Exchange Act and the other information contained in this prospectus before acquiring any of our common stock. These risks could have a material adverse effect on our business, results of operations or financial condition and cause the value of our common stock to decline. You could lose all or part of your investment.

This prospectus also contain or incorporate by reference forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks faced by us described or incorporated by reference in this prospectus. See “Cautionary Statement Regarding Forward-Looking Information.”

Risks Related to Growth of our Business

We depend on a limited number of customers for substantially all of our revenues. The loss of, or a significant reduction in revenues from, any of these customers could significantly reduce our revenues and harm our operating results.

Historically, a small number of customers have provided substantially all of our revenues, and these revenues have been generated under development and cost reimbursement agreements rather than commercial contracts. The European Union (“E.U.”) accounted for 58%, the DOE accounted for 28% and MES accounted for 14% of our revenues during fiscal 2016. In fiscal 2015, revenues from the E.U. accounted for 23%, revenues from the DOE accounted for 37% and revenues from MES accounted for 40% of our total revenues. Our existing contracts with the DOE were completed in fiscal 2016. In order to receive future funding from the DOE, we would be required to enter into additional contracts with the DOE, which would require appropriation by the U.S. Congress. Additional funding for projects may not be approved or we may not be able to negotiate future agreements on acceptable terms, if at all.

Generally, we recognize revenue using the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. In certain circumstances, revenue under contracts that have specified milestones or other performance criteria may be recognized only when our customer acknowledges that such criteria have been satisfied. In addition, recognition of revenue (and the related costs) may be deferred for fixed-price contracts until contract completion if we are unable to reasonably estimate the total costs of the project prior to completion. Because we currently have a small number of customers and contracts, problems with a single contract would adversely affect our business, financial condition and results of operations.

We currently only have one revenue producing contract, which is our agreement with MES. Historically, we have relied on a small group of customers for substantially all of our revenue, and we expect that such concentration will continue for the foreseeable future. A customer’s payment default, or the loss of a customer as a result of competition, creditworthiness, our failure to perform, our inability to negotiate extensions or replacements of contracts, or otherwise, would adversely affect our business, financial condition and results of operations. We cannot assure you that we will be successful in our efforts to secure additional commercial customers, or additional revenue-generating contracts.

Wave energy technology may not gain broad commercial acceptance and, therefore, our revenues may not increase and we may be unable to achieve and, even if achieved, sustain profitability.

Wave energy technology is at an early stage of development, and the extent to which wave energy power generation will be commercially viable is uncertain. Many factors may affect the commercial acceptance of wave energy technology, including the following:

●	performance, reliability and cost-effectiveness of wave energy technology compared to autonomous conventional and other renewable energy sources and products;

●	developments relating to other renewable energy generation technologies;

●

fluctuations in economic and market conditions that affect the cost or viability of conventional and renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

●	overall growth in the renewable energy equipment market;

●	availability and terms of government subsidies and incentives to support the development of renewable energy sources, including wave energy; and

●	the development of new and profitable applications requiring the type of remote electric power provided by our autonomous wave energy systems.

If wave energy technology does not gain broad commercial acceptance, it is unlikely that we will be able to commercialize our PowerBuoy and our business will be materially harmed, in which case, we may curtail or cease operations.

If sufficient demand for our PowerBuoys does not develop or takes longer to develop than we anticipate, our revenue generation will be limited, and it is unlikely that we will be able to achieve and, if achieved, then sustain profitability.

Even if wave energy technology achieves broad commercial acceptance, our PowerBuoys may not prove to be a commercially viable technology for generating electricity from ocean waves. We have invested a significant portion of our time and financial resources since our inception in the development of our PowerBuoys, but have not yet achieved successful commercialization of our PowerBuoys. As we seek to begin to manufacture, market, sell and deploy our PowerBuoys in greater quantities, we may encounter unforeseen hurdles that would limit the commercial viability of our PowerBuoys, including unanticipated manufacturing, deployment, operating, maintenance and other costs. Our target customers and we may also encounter technical obstacles to deploying, operating and maintaining PowerBuoys.

If demand for our PowerBuoys fails to develop sufficiently, it is unlikely that we will be able to grow our business or generate sufficient revenues to achieve and then sustain profitability. In addition, demand for PowerBuoys in our presently targeted markets, including coastal North America, Europe, Australia and Japan, may not develop or may develop to a lesser extent than we anticipate.

If we are not successful in commercializing our PowerBuoy, or are significantly delayed in doing so, our business, financial condition and results of operations will be adversely affected.

Our strategic pivot in our business may not be successful.

Our going forward business strategy is based on the fundamental assumption that our pivot away from the utility-scale PowerBuoys and associated market that was initiated during fiscal year 2015 will be successful. This pivot was fundamentally implemented on the premise that technical and financial risks to our business will be considerably reduced while also assuming that the autonomous offshore applications and markets will provide sufficient business growth opportunities. We have been working diligently over the past two years, to better understand and quantify the autonomous markets, forge commercial partnerships while also developing our autonomous products and validating their performance and estimate that we are now at the tail end of this business transformation. Such markets may however come short of the growth opportunities that we have come to understand and quantify and hence we will not be able to continue as a business.

If we are unable to attract and retain management and other qualified personnel, we may not be able to achieve our business objectives.

Our success depends on the skills, experience and efforts of our senior management and other key product development, manufacturing, and sales and marketing employees. We have limited financial resources and cannot be certain that we will be able to attract, retain and motivate such employees. The loss of the services of one or more of these employees could have a material adverse effect on our business. There is a risk that we will not be able to retain or replace these key employees. Implementation of our business plans will be highly dependent upon our ability to hire and retain senior executives as well as talented staff in various fields of expertise.

Changes in senior management are inherently disruptive, and efforts to implement any new strategic or operating goals may not succeed in the absence of a long-term management team. Changes to strategic or operating goals with the appointment of new executives may themselves prove to be disruptive. Periods of transition in senior management leadership are often difficult as the new executives gain detailed knowledge of our operations and due to cultural differences that may result from changes in strategy and style. Without consistent and experienced leadership, customers, employees, creditors, stockholders and others may lose confidence in us.

To be successful, we need to retain key personnel. Qualified individuals, including engineers and project managers, are in high demand, and we may incur significant costs to attract and retain them. With the exception of our President and Chief Executive Officer, all of our officers and other employees are at-will employees, which means they can terminate their employment relationship with us at any time, and their knowledge of our business and industry would be difficult to replace. If we lose the services of key personnel, or do not hire or retain other personnel for key positions, our business, results of operations and stock price could be adversely affected.

If we are unable to effectively manage our growth, this could adversely affect our business and operations.

The scope of our operations to date has been limited, and we do not have experience operating on the scale that we believe may be necessary to achieve profitable operations. Our current personnel, facilities, systems and internal procedures and controls may not be adequate to support future growth. This factor, when combined with the technical complexity of some of our development efforts, may result in our inability to meet certain customer expectations or deadlines and could result in the amendment to, or termination of, customer contracts or relationships. To realize our desired growth, we may need to add sales, marketing and engineering offices in our existing and/or additional locations, which may include Australia, Japan, and continental Europe, and which may result in additional organizational complexity.

To manage the expansion of our operations, we may be required to improve our operational and financial systems, procedures and controls, increase our manufacturing capacity and throughput and expand, train and manage our employee base, which may need to increase significantly if we are to be able to fulfill our current manufacturing and growth plans. Our management may also be required to maintain and expand our relationships with customers, suppliers and other third parties, as well as attract new customers and suppliers. If we do not meet these challenges, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

Since our PowerBuoys can only be deployed in certain geographic locations, our ability to grow our business could be adversely affected.

Not all geographic areas have appropriate natural resources for our PowerBuoys to harness wave energy. Seasonal and local variations, water depth and the effect of particular locations of islands and other geographical features may limit our ability to deploy our PowerBuoys in certain coastal areas and deeper waters offshore. If we are unable to identify and deploy PowerBuoys at sufficient sites with appropriate natural resources to permit our PowerBuoys to capture wave energy, our ability to grow our business could be adversely affected.

If we are unable to successfully negotiate and enter into service contracts with our customers on terms that are acceptable to us, our ability to diversify our revenue stream will be impaired.

An important element of our business strategy is to enter into service contracts with our customers under which we would be paid fees for services related to the maintenance and operation of the PowerBuoys purchased from us. In addition, we may offer to lease PowerBuoys, sell power generated by PowerBuoys or sell data gathered by sensors on our PowerBuoys. Even if customers purchase or lease our PowerBuoys, they may not enter into service contracts with us. We may not be able to negotiate service, power sale or other contracts that provide us with any additional profit opportunities. Even if we successfully negotiate and enter into such service contracts, our customers may terminate them prematurely or they may not be profitable for a variety of reasons, including the presence of unforeseen hurdles or costs. In addition, if we were unable to perform adequately under such service contracts our efforts to successfully market the PowerBuoys could be impaired. Any one of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

Failure by third parties to supply or manufacture components of our products or to deploy our systems timely or properly could adversely affect our business, financial condition and results of operations.

We have been and expect to continue to be highly dependent on third parties to supply or manufacture components of our PowerBuoys. If, for any reason, our third-party manufacturers or vendors are not willing or able to provide us with components or supplies in a timely fashion, or at all, our ability to manufacture and sell many of our products could be impaired.

We do not have long-term contracts with our third-party manufacturers or vendors. If we do not develop ongoing relationships with vendors located in different regions, we may not be successful at controlling unit costs as our manufacturing volume increases. We may not be able to negotiate new arrangements with these third parties on acceptable terms, or at all.

In addition, we rely on third parties, under our oversight, for the deployment and mooring of our PowerBuoys. We have utilized several different deployment methods, including towing the PowerBuoy to the deployment location and transporting the PowerBuoy to the deployment location by barge or ocean workboat. If these third parties do not properly deploy our systems, cannot effectively deploy the PowerBuoy on a large, commercial scale, or otherwise do not perform adequately, or if we fail to recruit and retain third parties to deploy our systems in particular geographic areas, our business, financial condition and results of operations could be adversely affected.

Our investments in joint ventures could fail to materialize or could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venture’s financial condition and disputes between us and our co-venture partners.

It is part of our strategy that we may co-invest with third parties through joint ventures or by acquiring non-controlling interests in special purpose entities. In these situations, we may not be in a position to exercise sole decision-making authority regarding the joint venture. Our co-ventures may have economic or other business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions that are contrary to our policies or objectives. Additionally, investments in joint ventures involve risks that would not be present were a third party not involved, including the possibility that our co-ventures might become bankrupt or fail to fund their share of required capital contributions. Disputes between us and our co-venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. In addition, we may not be able to identify appropriate strategic partners, or successfully negotiate, finance or operate any joint ventures or other collaborative projects to advance this aspect of our strategy. Consequently, both the entrance into a joint venture itself, or the failure to identify appropriate potential opportunities, could materially and adversely affect our business, financial condition and results of operations.

Our targeted markets are highly competitive. We compete against incumbent solutions already being utilized by our customers and potential customers. If we are unable to compete effectively, we may be unable to increase our revenues and achieve or maintain profitability.

Our primary goals are to commercialize our PowerBuoy and become profitable. In our targeted markets, which are highly competitive, we compete against incumbent power solutions already being utilized by our customers and potential customers. If we are unable to demonstrate to our customers and our potential customers that our PowerBuoy is cost competitive to their existing alternative power solutions, or if it takes us longer to do so than we anticipate, we may be unable to continue to expand our business, maintain our competitive position, achieve commercialization of our PowerBuoy, satisfy our contractual obligations, continue to commercialize our PowerBuoy, or become profitable. In addition, if the cost associated with these development efforts exceeds our projections, our results of operations could be materially and adversely affected.

In addition, competition may arise from other companies manufacturing similar products, developing different products that produce energy more efficiently than our products, or making improvements to traditional energy-producing methods or technologies, any of which could make our products less attractive or render them obsolete. If we are not successful in manufacturing systems that generate competitively priced power, we may not be able to respond effectively to competitive pressures from other renewable energy technologies or improvements to existing technologies.

If we are unable to respond effectively to such competitive forces, our business, financial condition and results of operations could be adversely affected. Our targeted markets are subject to their own inherent risks, and if those risks should materialize then our business, financial condition and results of operations could be adversely affected.

We market and plan to market our products in multiple international markets. If we are unable to manage our international operations effectively, our business, financial condition and results of operations could be adversely affected.

We market and plan to market our products in multiple global regions, including Europe, Australia, North America and parts of Asia, and we are therefore subject to risks associated with having international operations. Revenues from customers who are based outside of the U.S. accounted for 72% of our revenues in fiscal 2016 and 63% of our revenues in fiscal 2015. Risks inherent in international operations include, but are not limited to, the following:

●	changes in general economic and political conditions in the countries in which we operate;

●	unexpected adverse changes in foreign laws or regulatory requirements, including those with respect to renewable energy, environmental protection, permitting, export duties and quotas;

●	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our PowerBuoys and make us less competitive in some countries;

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fluctuations in exchange rates may affect demand for our PowerBuoys and may adversely affect our profitability in U.S. dollars to the extent the price of our PowerBuoys and cost of raw materials and labor are denominated in a foreign currency;

●	difficulty with staffing and managing widespread operations;

●	complexity of, and costs relating to compliance with, the different commercial and legal requirements of the overseas markets in which we offer and sell our PowerBuoys;

●	inability to obtain, maintain or enforce intellectual property rights; and

●	difficulty in enforcing agreements in foreign legal systems.

Our business in foreign markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business, which in turn could adversely affect our business, financial condition and results of operations. The current economic environment, particularly the macroeconomic pressures in certain European countries, may increase these risks.

We anticipate that our contracts with our customers will generally include cancellation for convenience clauses that permit our customers to terminate the contract for their convenience; if a customer were to terminate its contract with us for convenience, this could materially adversely affect our business.

We anticipate that our contracts with our customers will be structured as capital equipment contracts or capital equipment leases, and could include a cancellation for convenience clause, which we believe is relatively standard in these types of contracts. Cancellation for convenience clauses allow the customer to cancel the contract or lease at their option without cause prior to defined points in time, generally subject to a reasonable notice period. For example, our agreement with MES includes a cancellation for convenience clause. If MES or any of our future customers were to cancel their contracts with us for convenience, such cancellation could adversely affect our business.

Risks Related to Product Development and Commercialization

Our product development costs are substantial and may increase in the future.

Our product development costs primarily relate to our efforts to increase the output, durability and commercial viability of our PowerBuoy. Our product development costs were $7.0 million in fiscal 2016 and $4.1 million in fiscal 2015. It is our goal to fund the majority of our product development expenses, including cost sharing obligations under some of our customer contracts, over the next several years with sources of external funding, but we do not currently have any such committed sources of funding, and we may not be able to secure any such funding in the future. If we are unable to obtain external funding, our operations may be materially and adversely affected, and we may be required to curtail our product development expenses, among other consequences.

Because we have only manufactured a limited number of PowerBuoys, have not produced PowerBuoys in any significant quantity or for commercial production and are reliant in part on the results of computer modeling and simulation for testing and development, our PowerBuoys may not have a sufficient operating history to confirm how they will perform over their estimated useful life.

We began developing and testing wave energy technology over 15 years ago. However, to date, we have only manufactured a limited number of PowerBuoys for use in ocean testing and development. The longest continuous in-ocean deployment of our PowerBuoy was from December 2009 to January 2012 and was an earlier iteration of our PowerBuoy. We have conducted and plan to continue to conduct practical testing of our PowerBuoy. We also rely on computer modeling and simulation that attempt to predict performance under various ocean wave conditions and other parameters in a deployment environment. Use of accelerated life testing, as well as computer simulation models, has inherent risks and performance could be substantially different than predicted.

As a result of our limited operational testing, accelerated life testing and periodic in-ocean testing, we may later discover one or more significant defects requiring redesign and retrofit into existing systems, which may have a material adverse impact on our operations and revenues. Our technology may not yet have demonstrated that our engineering and test results can be duplicated in volume or in commercial production. If our PowerBuoy ultimately proves ineffective or unfeasible, we may not be able to engage in commercial production of our products or we may become liable to our customers for quantities we are obligated but are unable to produce. If our PowerBuoys perform below expectations, we could lose customers and face substantial repair and replacement expenses which could in turn adversely affect our business, financial condition and results of operations.

We face numerous accident and safety risks and hazards, including extreme environmental hazards, which are inherent in offshore operations.

Portions of our operations are subject to hazards and risks inherent in the building, testing, deploying and maintenance of our PowerBuoys. These hazards and risks could result in personal injuries, loss of life, liberation of a PowerBuoy from its moorings due to extreme environmental conditions and damage caused by its drifting, and other damages, which may include damage to our properties, including our PowerBuoy, and the properties of others and other consequential damages, and could lead to the suspension of certain of our operations, large damage claims, damage to our safety reputation and a loss of business. Some of these risks may be uninsurable and some claims may exceed our insurance coverage. Therefore, the occurrence of a significant accident or other risk event or hazard that is not fully covered by insurance could materially and adversely affect our business and financial results and, even if fully covered by insurance, could materially and adversely affect our business due to the impact on our reputation for safety. In addition, the risks inherent in our business are such that we cannot assure that we will be able to maintain adequate insurance in the future at reasonable rates.

Our relationships with our strategic partners may not be successful, and we may not be successful in establishing additional relationships, either of which could adversely affect our ability to commercialize our products and services.

An important element of our business strategy is to enter into application development agreements and strategic alliances with companies committed to providing products and services which require in-ocean energy sources. Generally, these types of relationships obligate us to provide certain services or perform certain tasks in connection with the relationship with the alliance partner, and we are generally responsible for paying the costs we incur relating to such services or tasks. These relationships generally are not expected to provide us with any revenues or sources of financing. We currently have strategic arrangements with the NDBC, Gardline Environmental and the WCS. If we are unable to reach agreements with other additional suitable alliance partners, we may fail to meet our business objectives for the commercialization of our PowerBuoys. We may face significant competition in seeking appropriate alliance partners. Moreover, these development agreements and strategic alliances are complex to negotiate and time consuming to document. We may not be successful in our efforts to establish additional strategic relationships or other alternative arrangements. The terms of any additional strategic relationships or other arrangements that we establish may not be favorable to us. Furthermore, even if we are able to find, negotiate and enter into these relationships, such arrangements may be conditional upon our receipt of additional funding. There can be no assurance that we will receive such additional funding. In addition, strategic relationships may not be successful, and we may be unable to sell and market our PowerBuoys to these companies and their affiliates and customers in the future, or growth opportunities may not materialize, any of which could adversely affect our business, financial condition and results of operations.

We have limited manufacturing experience. If we are unable to increase our manufacturing capacity in a cost-effective manner, our business will be materially harmed.

We plan to manufacture key components of our PowerBuoys, including the PTO advanced control and generation systems, while outsourcing the manufacturing for other components of our PowerBuoys, including the structure itself. However, we have only manufactured our PowerBuoys in limited quantities for use in development and testing and have limited commercial manufacturing experience, and our work with our vendors has not included work on multiple orders on time-critical deadlines. Our future success depends on our ability to significantly increase both our manufacturing capacity and production throughput in a cost-effective and efficient manner, and to manage multiple vendors with several orders on specific deadlines. In order to meet our growth objectives, we will need to increase our engineering, contract management, and manufacturing staff. There is intense competition for hiring qualified technical and engineering personnel, and we have limited funding available to retain such additional staff. Therefore, we may not be able to hire a sufficient number of qualified personnel to allow us to meet our growth objectives.

We may be unable to develop efficient, low-cost manufacturing capabilities and processes that enable us to meet the quality, price, engineering, design and production standards or production volumes necessary to successfully commercialize our PowerBuoys. If we cannot do so, we may be unable to expand our business, satisfy our contractual obligations or become profitable. Even if we are successful in developing our manufacturing capabilities and processes, we may not be able to do so in time to meet our commercialization schedule or satisfy the requirements of our customers.

Problems with the quality or performance of our PowerBuoys would adversely affect our business, financial condition and results of operations.

Our agreements with customers will generally include guarantees with respect to the quality and performance of our PowerBuoys. Because of the limited operating history of our PowerBuoys, we have been required to make analytical assumptions regarding the durability, reliability and performance of the systems, and we may not be able to predict whether and to what extent we may be required to perform under the guarantees that we expect to give our customers. Our assumptions could prove to be materially different from the actual performance of our PowerBuoys, causing us to incur substantial expense to repair or replace defective systems in the future. We will bear the risk of claims long after we have sold our PowerBuoys and recognized revenue. Moreover, any widespread product failures could adversely affect our business, financial condition and results of operations.

We have not yet deployed a wave power array of two or more PowerBuoys in a single geographic location. If we are unable to successfully deploy a multiple-system wave power array, our capability to generate revenues may be limited, and we may be unable to achieve and then maintain profitability.

We have not yet deployed a wave power array of two or more PowerBuoys. Whether we are able to do so is contingent upon, among other things, our ability to manufacture and produce multiple PowerBuoys in a short period of time, receipt of required governmental permits, obtaining adequate financing, successful array design and implementation and, finally, successful deployment and connection of the PowerBuoys to the remote power application.

We have not yet conducted ocean testing or otherwise installed in the ocean a multiple-system autonomous wave power array. In particular, unlike single-system wave power arrays, multiple-system wave power arrays may require connection to a single cable (such as by use of a subsea pod) or an underwater substation which connects the power transmission cables from, and collect the electricity generated by, each PowerBuoy in the array. We have not yet deployed connecting devices with multiple PowerBuoys. In addition, unanticipated issues may arise with the logistics and mechanics of deploying and maintaining multiple PowerBuoys at a single site and the additional equipment associated with these multiple-system wave power arrays.

                  The development and deployment of an array of PowerBuoys could require us to incur significant expenses for preliminary engineering, permitting and other expenses before we can determine whether a project is feasible, economically attractive or capable of being financed. We may be unsuccessful in accomplishing any of these tasks or doing so on a timely basis.

Risks Related to Intellectual Property

If we are unable to obtain or maintain intellectual property rights relating to our technology and products, the commercial value of our technology and products may be adversely affected, which could in turn adversely affect our business, financial condition and results of operations.

Our success and ability to compete depends in part upon our ability to obtain protection in the United States and other countries for our products by establishing and maintaining intellectual property rights relating to or incorporated into our technology and products. We own a variety of patents and patent applications in the U.S. and corresponding patents and patent applications in several foreign jurisdictions. However, we have not obtained patent protection in each market in which we plan to compete. In addition, we do not know how successful we would be should we choose to assert our patents against suspected infringers and we do not know what the cost to do so would be. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Even if issued, patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection, which could in turn adversely affect our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology and products could be adversely affected, which could in turn adversely affect our business, financial condition and results of operations.

In addition to patented technology, we rely upon trade secrets, including unpatented proprietary technology and processes, know-how and other proprietary information, particularly with respect to our PowerBuoy control and electricity generating systems. We generally seek to protect this information in part by proprietary information and inventions agreements with our employees, consultants and third parties. These agreements require these parties to assign to us all rights to any inventions made or conceived during their employment with us. Despite these efforts, there can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for us in the event of unauthorized use, transfer or disclosure of confidential information or inventions. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Foreign laws may not afford us sufficient protections for our intellectual property, and we may not be able to obtain patent protection outside of the United States.

Intellectual property rights protection continues to present significant challenges to foreign businesses in many countries around the world. The body of law is often relatively undeveloped compared to the commercial law in the United States and only limited protection of intellectual property may be available in those jurisdictions. Although we have taken precautions to protect our intellectual property, any local design or manufacture of products that we undertake in a foreign jurisdiction could subject us to an increased risk that unauthorized parties will be able to copy or otherwise obtain or use our intellectual property, which could harm our business. We may also have limited legal recourse in the event we encounter patent or trademark infringement. If we are unable to manage our intellectual property rights, our business and operating results may be seriously harmed.

If we suffer any data breaches involving our designs, schematics, or other sensitive information, our business and financial results could be adversely affected.

We securely store our designs, schematics, and other sensitive information for our products as they are created. A breach, whether physical, electronic or otherwise, of the systems on which this sensitive data is stored could lead to damage or piracy of our products. If we are subject to data security breaches from external sources or from an insider threat, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures, either of which could adversely affect our business and financial results. Other potential costs could include loss of brand value, incident response costs, loss of stock market value, regulatory inquiries, litigation, and management distraction. In addition, a security breach that involved classified information could subject us to civil or criminal penalties, loss of a government contract or loss of access to classified information. Similarly, a breach that involved loss of customer-provided data could subject us to loss of a customer, loss of a contract, litigation costs and legal damages, and reputational harm.

If we infringe or are alleged to have infringed upon intellectual property rights of third parties, our business, financial condition and results of operations could be adversely affected.

Our products may infringe, or be claimed to infringe, upon patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. From time to time, we receive correspondence from third parties offering to license patents to us. Correspondence of this nature might be used to establish that we received notice of certain patents in the event of subsequent patent infringement litigation. Third parties could bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay manufacturing or sales of the product or component that is the subject of the suit.

As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay license fees, royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This could significantly and adversely affect our business, financial condition and results of operations.

In addition to infringement claims against us, we may become a party to other types of patent litigation and other proceedings, including interference proceedings declared by the U.S. Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. In addition, if we were to license our intellectual property to others, we may be required to indemnify our licensee if the licensed intellectual property is found to be infringing on a third party’s rights. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources.

Our contracts with governmental entities could negatively affect our intellectual property rights, and our ability to commercialize our products could be impaired.

Our agreements with government agencies in large part fund the research and development of our PowerBuoy. When new technologies are developed with U.S. government funding, the government obtains certain rights in any resulting patents, technical data and software, generally including, at a minimum, a non-exclusive license authorizing the government to use the invention, technical data or software for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise “march-in” rights. March-in rights refer to the right of the U.S. government to require us to grant a license to the technology to a responsible applicant or, if we refuse, the government may grant the license itself. U.S. government-funded inventions must be reported to the government and U.S. government funding must be disclosed in any resulting patent applications; our rights in such inventions will normally be subject to government license rights, periodic post-contract utilization reporting, foreign manufacturing restrictions and march-in rights.

The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the technology or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. Our government-sponsored research contracts are subject to audit and require that we provide regular written technical updates on a monthly, quarterly or annual basis, and, at the conclusion of the research contract, a final report on the results of our technical research. A public (non-proprietary) and proprietary reports are generally submitted for these contracts. The non-proprietary reports often edited or redacted to protect proprietary information. However, because these reports are generally available to the public, third parties may obtain some aspects of our sensitive confidential information. Moreover, if we fail to provide these reports or to provide accurate or complete reports, the government may obtain rights to any intellectual property arising from the related research. Funding from government contracts also may limit when and how we can deploy our technology developed under those contracts. Foreign governments with which we contract to provide funding for our research and development may seek similar rights.

Risks Related to Regulatory and Compliance Matters

If we become ineligible for or are otherwise unable to replace our contract with U.S. or foreign governments, our business, financial condition and results of operations could be adversely affected.

Historically we have derived a significant portion of our revenue from U.S. federal government contracts, which are subject to special funding restrictions, regulatory requirements and eligibility standards and which the government may terminate at any time or determine not to extend after their scheduled expiration. During fiscal 2016 and fiscal 2015, we derived 28% and 37%, respectively, of our total revenue from contracts with the U.S. federal government and 72% and 63%, respectively, from contracts with foreign entities. We may not be successful in securing any additional contracts with the U.S. federal government in the future. Any such contracts are dependent on, among other things, appropriate funding by the U.S. Congress. If we are unable to replace these contracts, our business, financial condition and our results of operations could be adversely affected.

Government contracts are also subject to contractual and regulatory requirements that may increase our costs of doing business and could expose us to substantial contractual damages, civil fines and criminal penalties for noncompliance. These requirements include business ethics, equal employment opportunity, environmental, foreign purchasing, most-favored pricing and accounting provisions, among others. Payments that we receive under government contracts are subject to audit and potential refunds after the final contract payment is received.

If we are unable to obtain all necessary regulatory permits and approvals, we will not be able to implement our planned projects or business plan.

Offshore deployment of our PowerBuoy is heavily regulated. Each of our deployments is subject to multiple permitting and approval requirements. We are dependent on state, federal and regional government agencies for such permits and approvals. Due to the unique nature of in-ocean power generation and the associated environmental impact of PowerBuoy deployment, we expect our projects to receive close scrutiny by permitting agencies, approval authorities and the public, which could result in substantial delay in the permitting process. Successful challenges by any parties opposed to our deployments could result in increased costs, or in the denial of necessary permits and approvals. Governmental agencies can also condition permits in such a manner as to require additional expenditures or changes in the timing of expenditures associated with activities following deployment of our PowerBuoys.

If we are unable to obtain necessary permits and approvals in connection with any or all of our projects, those projects would not be implemented and our business, financial condition and results of operations would be adversely affected. Further, we cannot assure you that we have been or will be at all times in complete compliance with all such permits and approvals. If we violate or fail to comply with these permits and approvals, we could be fined or otherwise sanctioned by regulators.

We face risks relating to the referendum on the U.K.’s membership in the E.U.

The announcement of the U.K.’s advisory referendum vote to exit from the E.U. (“BREXIT”) could cause disruptions to and create uncertainty surrounding our business, including affecting our relationships with existing and potential customers, suppliers and employees. The referendum is non-binding; however, if passed into law, negotiations would then commence to determine the terms of the U.K’s future relationship with the E.U., including the terms of trade between the U.K. and the E.U. The effects of BREXIT will depend on any agreements the U.K. makes to retain access to E.U. markets either during a transitional period or more permanently. The measures could potentially disrupt some of our target markets and jurisdictions in which we operate, and adversely change tax benefits or liabilities in these or other jurisdictions. In addition, BREXIT could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate. In addition, the announcement of BREXIT has caused significant volatility in global stock markets and currency exchange rate fluctuations, including the strengthening of the U.S. dollar against foreign currencies. The announcement of BREXIT also may create global economic uncertainty, which may cause our customers and potential customers to monitor their costs and reduce their budgets for our products and services. Any of these effects of BREXIT, among others, could materially adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

Business activities conducted by our third-party contractors and us involve the use of hazardous materials, which require compliance with environmental and occupational safety laws regulating the use of such materials. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.

Our manufacturing operations, particularly some of the activities undertaken by our third-party suppliers and manufacturers, involve the controlled use of hazardous materials. Accordingly, our third-party contractors and we are subject to foreign, federal, state and local laws governing the protection of the environment and human health and safety, including those relating to the use, handling and disposal of these hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury from these hazardous materials. In the event of an accident or failure to comply with environmental or health and safety laws and regulations, we could be held liable for resulting damages, including damages to natural resources, fines and penalties, and any such liability could adversely affect our business, financial condition and results of operations.

Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance, we cannot assure you that environmental laws and regulations will not change or become more stringent in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and any liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, financial condition or results of operations.

In the event we are unable to satisfy regulatory requirements relating to internal control over financial reporting, or if our internal controls are not effective, our business and financial results may suffer.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud If we cannot provide reasonable assurance with respect to the integrity of our financial reports and effectively prevent fraud, our business and operating results could be harmed. Pursuant to the Sarbanes-Oxley Act of 2002, we are required to furnish a report by management on internal control over financial reporting, including management’s assessment of the effectiveness of such control. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure to implement new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could also be a material adverse effect on our stock price.

Risks Related to Litigation

We are the subject of pending and threatened securities and other litigation, which is costly and time-consuming to defend, and if decided against us, could require us to pay substantial judgments or settlements. We may be the subject of future securities or other litigation, which could adversely affect our company, our business and our liquidity.

We and our former Chief Executive Officer, Charles Dunleavy, are defendants in the Securities Class Action discussed in our Annual Report on Form 10-K for the year ended April 30, 2016, as amended, and our subsequent Quarterly Report on Form 10-Q for the quarter ended July 31, 2016. On May 5, 2016, the parties entered into the Stipulation in which they agreed to a settlement of the Securities Class Action, subject to Court approval after notice to class members. The Stipulation provides, among other things, for a settlement payment by or on behalf of us of $3,000,000 in cash, of which we will pay $500,000 (which was paid by us on July 31, 2016) and our insurer will pay $2,500,000, and the issuance by the Company of 380,000 shares of its Common Stock to the class members. In connection with the proposed settlement, the parties have agreed to execute mutually agreeable releases. On June 7, 2016, the Court entered an Order Granting Preliminary Approval of Settlement. The Court has scheduled a hearing for November 14, 2016 to determine, among other things, whether to grant final approval of the proposed settlement. The amounts agreed in the Stipulation agreement, including the amount to be contributed by our insurance carrier, have been reflected in our financial statements as of April 30, 2016 and July 31, 2016. The Stipulation is subject to approval by the Court following notice to all class members. We cannot assure you that the Court will approve the Stipulation or that this pending litigation will be settled on such terms or at all.

We are the subject of certain other pending and threatened litigation, some of which arises, in part, from the securities offering that we conducted in April 2014 and other activities, including several shareholder derivative lawsuits against certain directors and officers. This litigation is costly and time consuming to defend and may distract our management from the daily operations of our business. We may be the subject of additional future securities litigation, which could adversely affect our company, our business and our liquidity. Although we maintain directors’ and officers’ insurance coverage, we cannot assure you that this insurance coverage will be sufficient to cover the substantial fees of lawyers and other professionals advisors relating to these pending lawsuits or any future litigation, our obligations to indemnify our officers and directors who may become parties to such pending and future actions, or the amount of any judgments or settlements that we may be obligated to pay in connection with these lawsuits. In addition, these actions have caused our insurance premiums and retention amounts to increase, and we may be subject to additional increases in the future or be subjected to other changes in our insurance coverages. Further, given the volatility of the market price of our Common Stock, we may be subject to further class action securities and other litigation. Accordingly, we have incurred and may continue to incur substantial legal expenses, judgments and/or settlements relating to pending, threatened and future litigation and our management’s time and attention may be diverted from the operation of our business, which could materially and adversely affect the Company.

We have a pending SEC investigation that has caused us to incur significant costs and expenses and has diverted our management time, and could have a material adverse effect on our business, financial condition, results of operations, cash flow and our ability to raise capital in the future.

We have received two subpoenas from the SEC arising out of public disclosures related to a now-terminated agreement between Victorian Wave Partners Pty Ltd (“VWP”) and the Australian Renewable Energy Agency (“ARENA”), and related to our April 4, 2014 public offering. We have provided information to the SEC in response to that subpoena, and we continue to respond and cooperate with the SEC in this investigation. We have incurred and expect to continue to incur significant legal and other professional fees and other costs related to the SEC investigation. We are unable to predict what action, if any, might be taken by the SEC or its staff as a result of this investigation, the timing of any such actions, or what impact, if any, the cost of responding to the SEC’s investigation or its ultimate outcome might have on our financial position, results of operations or liquidity. We have not established any provision for losses relating to this matter. If the SEC were to conclude that enforcement action is appropriate, we could be required to pay civil penalties and fines, and the SEC could impose other sanctions against us or against our current and former officers and directors. In addition, our Board of Directors (the “Board”), management and employees may expend a substantial amount of time on the SEC investigation, diverting resources and attention that would otherwise be directed toward our operations and implementation of our business strategy, all of which could materially adversely affect our business, financial condition, results of operations or cash flows.

We are and may become the target of additional securities litigation, which is costly and time-consuming to defend.

In the past, companies that experience significant volatility in the market price of their publicly-traded securities have become subject to class action securities litigation.  Our stock price has been volatile, and class action securities litigation and derivative lawsuits have been filed against us and it is possible that additional lawsuits could be brought against us in the future. The results of complex legal proceedings are difficult to predict. These lawsuits assert types of claims that, if resolved against us, could give rise to substantial damages, and an unfavorable outcome or settlement of these lawsuits, or any future lawsuits, could have a material adverse effect on our business, financial condition, results of operations and/or stock price. Even if these lawsuits, or any future lawsuits, are not resolved against us, the costs of defending such lawsuits may be material to our business and our operations. Moreover, these lawsuits may divert our management’s attention from the operation of our business.

Risks Related to our Financial Condition

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern. Due to the significant product development costs associated with our business and operations, we have experienced substantial and recurring losses from operations, which losses have caused an accumulated deficit of $181.7 million at July 31, 2016. At April 30, 2016, we had approximately $9.0 million in cash on hand. We generated revenues of $0.2 million and $0.1 million in the three months ended July 31, 2016 and 2015, respectively, and we generated revenues of only $0.7 million in fiscal 2016, and $4.1 million in fiscal 2015. Based on the Company’s cash and cash equivalents and marketable securities balances as of July 31, 2016, as well as the funds raised in public offerings completed in June and July of 2016, the Company believes that it will be able to finance its capital requirements and operations into at least the quarter ending April 30, 2017. We continue to experience operating losses and currently have only one primary revenue producing contract, which is an agreement with MES (the “MES Agreement”) to, among other things, lease and deploy our PB3 PowerBuoy off Kozushima Island, Japan and to provide certain engineering and other services. The total value of the lease and other services to be provided by us under the MES Agreement is $975,587. We currently expect the term of the lease to commence in March 2017, and the term of the MES Agreement to extend through August 2017. During the three months ended July 31, 2016, our net burn rate (cash used in operations less cash generated by operations) including product development spending was approximately $800,000 per month, excluding $500,000 cash paid in relation to the Securities Class Action settlement discussed above.

Our business is capital intensive and, to date, we have been funding our business principally through sales of our securities, and we expect to continue to fund our business with sales of our securities and, to a limited extent, with our revenues until, if ever, we generate sufficient cash flow to internally fund our business. This is a largely a result of the high product development costs associated with our product development. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. We anticipate that our operating expenses will be approximately $12 million in fiscal 2017 including product development spending of more than $5 million. However, we may choose to reduce our operating expenses through personnel reductions, and reductions in our research and development and other operating costs during fiscal year 2017, if we are not successful in our efforts to raise additional capital. We cannot assure you that we will be able to increase our revenues and cash flow to a level which would support our operations and provide sufficient funds to pay our obligations for the foreseeable future. Further, we cannot assure you that we will be able to secure additional financing or raise additional capital or, if we are successful in our efforts to raise additional capital, of the terms and conditions upon which any such financing would be extended. If we are unable to meet our obligations, we would be forced to cease operations, in which event investors would lose their entire investment in our company.

We may not be able to raise sufficient capital to continue to operate our business.

Historically, we have funded our business operations through sales of equity securities. We do not know whether we will be able to secure additional equity funding or, if secured, whether the terms will be favorable to us or our investors. Our ability to obtain additional funding will be subject to a number of factors, including market conditions, our operating performance, pending litigation and investor sentiment. These factors may make additional funding unavailable, or the timing, amount, terms and conditions of additional funding unattractive. If we issue additional equity securities to raise capital, our existing stockholders would experience dilution or may be subordinated to any rights, preferences or privileges granted to the new equity holders.

We have filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission (the “SEC”) registering the sale of up to $15,000,000 of debt, equity and other securities (the “Shelf Registration Statement”), which was declared effective on April 26, 2016. In June 2016, we completed an offering off of the Shelf Registration Statement of an aggregate of 417,000 shares of common stock together with warrants to purchase up to an aggregate of 145,952 shares of common stock. In July 2016, we completed a best efforts public offering off of the Shelf Registration Statement of 595,000 units, with each unit consisting of one share of common stock and 0.3 of a warrant to purchase one share of our common stock, for a total of 178,500 warrants.

Future sales under our current Shelf Registration Statement or other sales of equity or convertible securities could be dilutive to our stockholders. We cannot assure you that we will be able to issue any such securities or, if issued, what the terms of those securities would be. In particular, any new securities issued could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, our business, operating results, financial condition and prospects could be materially and adversely affected and we may be unable to continue our operations.

We have a history of operating losses and may not achieve or maintain profitability and positive cash flow.

We have incurred net losses since we began operations in 1994, including net losses of $3.8 million during the three months ended July 31, 2016 and $13.1 million in fiscal 2016. As of July 31, 2016, we had an accumulated deficit of $181.7 million. To date, our activities have consisted primarily of activities related to the development and testing of our technologies and our PowerBuoy. Thus, our losses to date have resulted primarily from costs incurred in our research and development programs and from our selling, general and administrative costs. As we continue to develop our proprietary technologies, we expect to continue to have a net use of cash from operating activities unless or until we achieve positive cash flow from the commercialization of our products and services.

We do not know whether we will be able to successfully commercialize our PowerBuoys, or whether we can achieve profitability. Even if we do achieve commercialization of our PowerBuoy and become profitable, we may not be able to achieve or, if achieved, sustain profitability on a quarterly or annual basis.

Our financial results may fluctuate from quarter to quarter, which may make it difficult to predict our future performance.

Our financial results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our financial results on a period-to-period basis may not be meaningful, and our past results should not be relied on as an indication of our future performance. Our future quarterly and annual expenses as a percentage of our revenues may be significantly different from those we have recorded in the past or which we expect for the future. Our financial results in some quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, including the following factors, may adversely affect our business, financial condition and results of operations:

●	delays in permitting or acquiring necessary regulatory consents;

●	delays in the timing of contract awards and determinations of work scope;

●	delays in funding for or deployment of autonomous buoys or multi-buoy arrays;

●

changes in cost estimates relating to wave energy project completion, which under percentage-of-completion accounting principles could lead to significant fluctuations in revenue or to changes in the timing of our recognition of revenue from those projects;

●

delays in meeting, or the failure to meet, specified contractual milestones or other performance criteria under project contracts or in completing project contracts that could delay or prevent the recognition of revenue that would otherwise be earned;

●	decisions made by parties with whom we have commercial relationships not to proceed with anticipated projects;

●	increases in the length of our sales cycle; and

●	inherent uncertainties in our manufacturing processes.

Currency translation and transaction risk may adversely affect our business, financial condition and results of operations.

Our reporting currency is the U.S. dollar, and we conduct our business and incur costs in the local currency of most countries in which we operate. As a result, we are subject to currency translation risk. A large percentage of our revenues may be generated outside the United States and denominated in foreign currencies in the future. Changes in exchange rates between foreign currencies and the U.S. dollar could affect our revenues and cost of revenues, and could result in exchange losses. In addition, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sale transaction using a different currency from our reporting currency. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. Currently, we do not engage in any exchange rate hedging activities and, as a result, any volatility in currency exchange rates may have an immediate adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Common Stock

We may issue or sell shares of our common stock or securities convertible or exchangeable for our common stock in the future and this may depress our stock price.

In this offering, we are selling an additional 2,500,000 shares of our common stock, or 2,875,000 shares if the underwriters exercise their option to purchase additional shares of our common stock in full. As of October 7, 2016, there were 3,129,992 shares outstanding, excluding (i) options outstanding as of that date representing the right to purchase a total of 160,872 shares of common stock at a weighted average exercise price of approximately $23.78 per share, (ii) 380,000 shares of common stock that may be issued in the future pursuant to a settlement agreement of certain pending securities litigation discussed elsewhere in these Risk Factors, which is subject to court approval and other requirements, (iii) outstanding warrants to purchase up to 145,952 shares of our common stock that will first become exercisable beginning on December 8, 2016 at a price of $6.08, and (iv) outstanding warrants to purchase up to 178,500 shares of our common stock which are currently exercisable at a price of $9.36.

Our stockholders may experience substantial dilution in the value of their investment or their ownership interest as a result of this offering or if we issue additional shares of our capital stock in the future.

Our certificate of incorporation, as amended, currently authorizes us to issue up to 50,000,000 shares of our common stock and to issue and designate the rights of, without stockholder approval, up to 5,000,000 shares of preferred stock. We are offering 2,500,000 shares of our common stock in this offering, or 2,875,000 shares if the underwriters exercise their option to purchase additional shares of our common stock in full. In the future, in order to raise additional capital, we may offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share paid by other investors, and dilution to our stockholders in the value of their investment and their ownership and voting interest in us could result.  We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by existing investors, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders.  The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by other investors.

In addition, we have a significant number of stock options and warrants outstanding. To the extent that outstanding stock options or warrants have been or may be exercised or other shares issued, investors purchasing our common stock in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders or result in downward pressure on the price of our common stock.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion as to the application of the net proceeds from this offering, and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by some or all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, guarantees, preferred stock, hybrid securities, or securities convertible into or exchangeable for equity securities, any of which may rank senior to our common stock.  In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our common stock.  Because our decision to incur debt and issue securities in future offerings may be influenced by market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or debt financings.  Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

As a smaller reporting company, we are subject to scaled disclosure requirements that may make it more challenging for investors to analyze our results of operations and financial prospects.

Currently, we are a “smaller reporting company,” meaning that our outstanding common stock held by non-affiliates had a market value of less than $75 million as of October 31, 2015. As a “smaller reporting company,” we are able to provide simplified executive compensation disclosures in our filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in our filings with the SEC, including being required to provide only two years of audited financial statements in annual reports. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects.

 Furthermore, a material weakness in internal controls may remain undetected for a longer period because of our extended exemption from the auditor attestation requirements under Section 404(b) of the Sarbanes-Oxley Act.

The market price of our common stock may be volatile and could decline substantially.

Historically, the market price of our common stock has fluctuated significantly, and we expect that this will continue. Purchasers of our common stock could incur substantial losses relating to their investment in our stock as a result. For the twelve month period ended October 7, 2016, the 52-week high and low prices for our common stock were $15.65 and $0.95, respectively. Also, the stock market in general has recently experienced volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations could result in fluctuations in the price of our common stock, which could cause purchasers of our common stock to incur substantial losses. The market price for our common stock may be influenced by many factors, including:

●	developments in our business or with respect to our projects;
●	the success of competitive products or technologies;
●	regulatory developments in the United States and foreign countries;
●	developments or disputes concerning patents or other proprietary rights;
●	the recruitment or departure of key personnel;
●	quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;
●	market conditions in the conventional and renewable energy industries and issuance of new or changed securities analysts’ reports or recommendations;
●	the failure of securities analysts to cover our common stock or changes in financial estimates by analysts;
●	the inability to meet the financial estimates of analysts who follow our common stock;
●	investor perception of our company and of our targeted markets; and
●	general economic, political and market conditions.

 We do not anticipate paying dividends on our common stock in the near future.

We have not paid any dividends in the past and do not intend to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business. We can provide no assurance that those restrictions will not prevent us from paying a dividend in future periods.

Provisions in our corporate charter documents and under Delaware law may delay or prevent attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.

As a result of our reincorporation in Delaware in April 2007, provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which our stockholders might otherwise receive a premium for their shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

●	advance notice requirements for stockholder proposals and nominations;
●	the inability of stockholders to act by written consent or to call special meetings; and
●

the ability of our Board to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the Board.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent the approval of the Board, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, which is generally a person who together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

We do not currently have securities or industry analysts which publish research or reports about us, and as a result, our stock price and trading volume could be more volatile.

The trading market for our common stock can be influenced by the research and reports that industry or securities analysts publish about us, our industry and our markets. As no analyst currently covers us or publishes research or reports about us, the market for our common stock may continue to be limited and our stock price could be adversely affected. In addition, if and when we do have analysts covering us and one or more analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more such analysts who elect to cover us adversely changes their recommendations regarding our common stock, our stock price could also decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information discussed in this prospectus, our filings with the SEC and our public releases include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Private Securities Litigation Reform Act of 1995 (the “PSLRA”), or in releases made by the SEC. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of us and our subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “may,” “will,” “would,” “could,” “should,” “seeks,” or “scheduled to,” or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws.

The forward-looking statements contained in or incorporated by reference into this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control, including:

●	our estimates regarding expenses, future revenues and capital requirements;

●	the adequacy of our cash balances and our need for additional financings;

●	our ability to develop and manufacture a commercially viable PowerBuoy product

●	that we will be successful in our efforts to commercialize our PowerBuoy or the timetable upon which commercialization can be achieved, if at all;

●	our ability to identify and penetrate markets for our PowerBuoys and our wave energy technology;

●	our ability to implement our commercialization strategy as planned, or at all;

●	our ability to maintain the listing of our common stock on the NASDAQ Capital Market;

●	the reliability of our technology and our PowerBuoys;

●	our ability to improve the power output, survivability and reliability of our PowerBuoys;

●	the impact of pending and threatened litigation on our business, financial condition and liquidity;

●	changes in current legislation, regulations and economic conditions that affect the demand for renewable energy;

●	our ability to compete effectively in the renewable energy market;

●	our limited operating history and history of operating losses;

●	our sales and marketing capabilities and strategy in the United States and internationally; and

●	our ability to protect our intellectual property portfolio.

 Many of these factors are beyond our ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect us.

In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this prospectus and in the documents incorporated by reference into this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in “Risk Factors” included elsewhere in this prospectus and in the documents that we include in or incorporate by reference into this prospectus, including our Annual Report on Form 10-K for the fiscal year ended April 30, 2016, as amended, and our subsequent SEC filings. All forward-looking statements speak only as of the date they are made. We do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

The estimated net proceeds to be received by us from this offering are expected to be approximately $              after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering for working capital and general corporate purposes, which may include additional development, testing and demonstrations of our PowerBuoy system with the goal of furthering and accelerating our commercialization efforts and expanding our sales and marketing functions. The amounts and timing of these expenditures will depend on a number of factors, such as the timing, scope, progress and results of our research and development efforts, the timing and progress of any partnering efforts, and the regulatory and competitive environment. As of the date of this prospectus, we have not determined the amount of net proceeds to be used specifically for any particular purpose or the timing of any expenditures. Accordingly, management will retain broad discretion and flexibility in applying the net proceeds from the sale of the securities. Pending any use of the net proceeds, we intend to invest the net proceeds in repurchase contracts or deposit them in checking accounts at financial institutions.

 CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of July 31, 2016:

•	on an actual basis; and

•

on an as adjusted basis, giving further effect to the sale of 2,500,000 shares of common stock in this offering at a price of $        per share, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read the following table in conjunction with our historical financial statements and the related notes thereto incorporated by reference into this prospectus.

	July 31, 2016
	Actual		As Adjusted
	(unaudited)
Cash and Cash Equivalents	$9,024,512	$
Debt
Current portion of long-term debt and capital lease obligations	61,088
Long-term debt and capital lease obligations, less current portion	44,273
Stockholders’ Equity
Common Stock (par value $0.001 per share; 50,000,000 shares authorized); 3,551,850 shares issued and outstanding (actual) and 6,051,850 shares issued and outstanding (as adjusted)(1)	3,552
Treasury Stock, at cost (7,341 shares)	(141,887)
Additional Paid-in Capital	185,335,452
Accumulated Deficit	(181,711,458)
Accumulated Other Comprehensive Loss	(152,637)
Total Stockholders’ Equity	3,333,022
Total Capitalization	$13,125,053	$

(1)     As of October 7, 2016, we had 3,129,992 shares of common stock issued and outstanding, which  excludes (i) options outstanding as of that date representing the right to purchase a total of 160,872 shares of common stock at a weighted average exercise price of approximately $23.78 per share, (ii) 380,000 shares of common stock that may be issued in the future pursuant to a settlement agreement of certain pending securities litigation, which is subject to court approval and other requirements, (iii) outstanding warrants to purchase up to 145,952 shares of our common stock that will first become exercisable beginning on December 8, 2016 at a price of $6.08, and (iv) outstanding warrants to purchase up to 178,500 shares of our common stock which are currently exercisable at a price of $9.36.

 DILUTION

If you invest in this offering, your ownership interest may be diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share after giving effect to this offering. Our net tangible book value as of July 31, 2016, was approximately $3,333,022, or approximately $0.94 per share of common stock. Net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of July 31, 2016.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to the sale of 2,500,000 shares of our common stock in this offering at the public offering price of $            per share, and after deduction of commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of July 31, 2016 would have been approximately $                 , or approximately $            per share of common stock. This represents an immediate increase in net tangible book value of $           per share of common stock to our existing stockholders and an immediate decrease in net tangible book value of $              per share of common stock to investors in this offering. The actual amounts above are based on 3,551,850 shares outstanding as of July 31, 2016 and do not reflect the exercise of outstanding options, because the effect of such exercise would be anti-dilutive.

DIVIDEND POLICY AND COMMON STOCK PRICE RANGE

Dividend Policy

We have never declared or paid any cash dividends on our common stock, and we do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Any future determination relating to our dividend policy will be made at the discretion of our Board and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our Board may deem relevant.

Price Range of Our Common Stock

Our common stock is listed on the NASDAQ Capital Market under the symbol “OPTT.” The following table sets forth, for the periods indicated, the range of high and low sales. The below prices retroactively apply our 1-for-10 reverse stock split that went into effect on October 27, 2015.

	Price Range
	High	Low
Year Ending April 30, 2017
First Quarter	$15.65	$1.37
Second Quarter (through October 6, 2016)	10.48	6.29
Year Ended April 30, 2016
Fourth Quarter	2.86	1.25
Third Quarter	3.68	0.95
Second Quarter	5.61	2.31
First Quarter	8.50	4.90
Year Ended April 30, 2015
Fourth Quarter	3.05	1.03
Third Quarter	1.54	0.91
Second Quarter	1.31	0.39
First Quarter	0.70	0.39

The reported last sales price for our common stock on the NASDAQ Capital Market on October 6, 2016 was $6.48 per share. As of October 7, 2016, there were 3,129,992 shares of common stock outstanding, and our outstanding shares of common stock were held by approximately 200 stockholder accounts of record.

BUSINESS

Overview

Nearly 70% of the earth’s surface is covered by water, with over 40% of the world’s population living within approximately 150 miles of a coast. Thousands of information gathering and/or power systems are deployed in the oceans today to increase understanding of weather, climate change, biological processes, and marine mammal patterns and to support exploration and operations for industries such as oil and gas. Most of these systems are powered by battery, solar, wind, fuel cell, or fossil fuel generators that are expensive to operate while also limited in their electric power delivery. These incumbent systems often require significant tradeoffs in sensor accuracy, data processing and communications bandwidth and frequency in order to operate with available power. More persistent power systems requiring less maintenance, like our systems, may have the ability to save costs over current operating systems. Just as importantly, increases in available power may allow for better sensors and shorter data sampling and communication intervals up to real-time which could as a result improve scientific and economic returns.

Founded in 1994 and headquartered in Pennington, New Jersey, we are the leader in ocean wave power. We are developing and seeking to commercialize our proprietary systems that generate electricity by harnessing the renewable energy of ocean waves. Our PowerBuoys® use proprietary technologies that convert the mechanical energy created by the heaving motion of ocean waves into electricity. We currently have designed and continue to develop our PowerBuoy product line which is based on modular, ocean-going buoys, which we have been periodically ocean testing since 1997.

We have designed our autonomous PowerBuoy to generate power for use in remote locations, independent of an existing power grid. Our current PowerBuoy product, the PB3, incorporates a unique power take-off (“PTO”) and onboard system for energy storage and management, and is significantly smaller than our previous iteration utility-scale PowerBuoy. The PowerBuoy provides up to 3 kilowatts (kW) of peak power and 300 watts of continuous average power, which is deployment site dependent whereby average power can increase substantially in higher energy sites. Our standard ESS has an energy capacity of 44 kilowatt hours (kWh), scalable up to 150 kWh to meet specific application requirements. We are continuing to develop and test our PowerBuoys, including incremental scale up in power production. We believe there is a substantial addressable market for the current capabilities of our PB3 model, which we believe could be utilized in a variety of applications.

Our PB3 PowerBuoy design leverages portions of earlier features that we do not believe require further validation prior to implementation in our current products. Currently, our product development and engineering efforts are focusing primarily on developing technologies that will increase the energy output and reliability of our product through design scalability to meet and to maintain quality and speed time to our targeted markets. Our marketing and development efforts are targeting applications that require reliable, persistent, and sustainable power sources operating independently of the utility grid, either by supplying electric power to payloads that are integrated directly in our PowerBuoy or located in its vicinity, including on the seabed.

Based on our market research and available public data, management believes that there is the potential for us to pursue business opportunities in multiple markets that would have a direct need for our PowerBuoys including oil and gas, ocean observing, defense and security, communications, and offshore wind. Depending on power needs, sensor types and other considerations, we believe our PowerBuoy could have the ability to satisfy several application requirements within these markets. We believe that the PB3 generates sufficient persistent power to meet the application needs of many of the potential customers within our target markets. We are continuing our development efforts to increase the energy output of the PowerBuoy to generate more power required for other applications within these markets.

Since fiscal 2002, government agencies have accounted for a significant portion of our revenues. These revenues were largely for the support of our development efforts relating to our technology and development of our PowerBuoys. Our goal is that an increased portion of our revenues be from the sale or lease of our products and sales of services, as compared to revenue from grants to support our business operations. As we continue to develop and commercialize our products, we expect to have a net loss of cash from operating activities unless and until we achieve positive cash flow from the commercialization of our products and services. During fiscal 2015 and 2016, we continued work on projects with the DOE and MES, with whom we signed our first commercial leasing agreement in May 2016, and we continued our efforts to increase the reliability and power output of our PowerBuoys.

Market Opportunities

We are targeting our sales and marketing efforts in the following six markets, which we believe present market opportunities for our Company as we seek to commercialize our products and services.

Oil and Gas

We believe the oil and gas industry is undergoing a significant transformation. In light of industry consolidation due to relatively low oil prices, the industry continues to invest in new technologies which enable cost savings as well as the digitization of operations. We believe that minor improvements in oil field management can equate to significant additional revenues or cost savings for the operator and are driving the industry to search for new and enabling technologies. We believe that the addition of increased offshore power sources could enable activities like powering certain seafloor processes and/or augmenting associated power systems. We also believe that cost savings, the potential for increased revenues, and risk management are key drivers for adopting our PowerBuoy technology by the oil and gas industry. We also believe that applications such as charging stations for autonomous underwater vehicles, equipment monitoring, communications, reservoir management, weather forecasting, ocean current predictions, and seismic mapping are all significant customer market opportunities for our products.

The industry encompasses more than 10,000 sites, including exploration, production, reservoir management, and sites pending decommissioning. Multiple third party data sources were utilized for this analysis, including the U.S. Bureau of Safety and Environmental Enforcement and industry organizations and publications.

Ocean Observing

Ocean observing provides information for the entire ocean enterprise, which supports ocean measurement, observation and forecasting, and is an important provider of information to maritime commerce and the entire “blue economy” – a new term of art. Maritime commerce and the scientific community depend on information about areas such as weather, climate change, ocean seismometry, meteorology, and biological processes in order to inform operations and development and often require a power and communications solution in remote offshore locations.

According to NOAA’s 2016 Ocean Enterprise report, the total U.S. available market over the five years beginning 2017 for ocean based systems infrastructure is $2.0 billion. Annual 2014 revenues for this sector were projected to be $287 million.

Security and Defense

In 2011, we deployed a prototype autonomous PowerBuoy off the coast of New Jersey, which we designed and manufactured for the U.S. Navy for coastal security and maritime surveillance (described more fully below under “Customers – Historical Projects – U.S. Navy”). Our PowerBuoy provided persistent power to an integrated radar system for nearly three months, and the system successfully extended the U.S. Navy’s surveillance range by a significant amount. Two years later, we redeployed the system, powering both radar and sonar. We believe there is the potential for the U.S. Navy to seek to incorporate this type of surveillance capability in major ports throughout the United States.

We believe that a PowerBuoy can be used to provide power and communications for multiple applications, based on our current design which allows for multiple payloads to be integrated with or supported by the PowerBuoy. This may be an attractive feature for defense and security, as their systems can hide in plain sight or be easily integrated into other PowerBuoy applications. Example applications for domestic and international defense departments and defense contractors include forward deployed energy and communications outposts, above and below sea surface, early detection and warning systems, remote sensing stations, high frequency radar, sonar, electro-optical and infrared sensors for maritime security, network communications systems, and unmanned underwater vehicle docking stations.

According to a 2014 Frost and Sullivan report, market expenditures for global security reached $29 billion in 2012 and are projected to reach $56.5 billion in 2022. The report notes that maritime security expenditures were approximately 45% of the market.

Other Markets

We believe that opportunities also exist in markets such as communications and offshore wind.

With regard to communications, the addition of nearshore and offshore cellular and WiFi platforms with persistent power could decrease communications costs for the marine and airline industries. As an example, according to a 2015 Frost & Sullivan Oil & Gas Satellite Communications market report, the estimated 2020 annual spend on satellite communications in this market projected at $459 million.

We also believe that opportunities exist in the offshore wind market. There are approximately 9 GW of offshore wind installed worldwide as of the first quarter of 2015 according to an NREL 2014 - 2015 Offshore Wind Technologies Market report. This cumulative capacity is projected to increase to nearly 45 GW of installed capacity for projects with an announced COD through 2020. The NREL report projected a cumulative pipeline of nearly 250 GW for all projects, including those in the planning or early stages. For offshore wind applications, the PowerBuoy could be equipped with a Light Detection and Ranging (“LiDAR”) system to provide wind data for application in this market, after validation of the integrated system. Currently two methods of data collection are used for offshore wind: (1) meteorological masts, which are a significant cost to install on the ocean floor and can take more than 12 months for permitting and construction; and (2) floating, which uses LiDAR and which is gaining acceptance in the industry. Current power and communications platforms for floating LiDAR exist but may not be adequate for continuous data collection. We believe that our PowerBuoy solution may be able to decrease life cycle costs compared to these incumbent solutions. Global wind farm development market data suggest that hundreds of offshore wind sites are in the initial planning stages or beyond, with more being added each year.

Product and Technologies

The following is a summary of the development and history of our current PowerBuoy product and our technologies.

Wave Energy

The energy contained in ocean waves is a form of renewable energy that can be harnessed to generate electricity. Ocean waves are created when wind moves across the ocean surface. The interaction between the wind and the ocean surface causes energy to be exchanged. At first, small waves occur on the ocean surface. As this process continues, the waves become larger and the distance between the top of the waves becomes longer. Wave size, and the amount of kinetic wave energy, depends on wind speed, the duration the wind blows across the waves and the distance covered. The vertical motion of the waves moves the float component of our PowerBuoy, creating mechanical energy which our proprietary technologies convert into usable electricity.

We believe that there are the following potential benefits to using wave energy for electricity generation, compared to existing incumbent solutions.

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Scalability within a small site area. Due to the dense energy in ocean waves, we believe that multiple PowerBuoys may be aggregated in an array that would occupy a reasonably small area to supply electricity to larger payloads. We believe the aggregation of a larger number of appropriately sized PowerBuoys could offer end users a variety of advantages in availability, reliability and scalability. To date, we have not deployed an array of PowerBuoys to test and validate our hypothesis, and we cannot assure that a PowerBuoy array would generate the energy required to meet the needs of prospective customers.

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Predictability. The generation of power from wave energy can be forecasted several days in advance. Wave energy can be calculated with a high degree of accuracy based on satellite images and meteorological data, even when the wave is hundreds of miles away and days from reaching a PowerBuoy. Therefore, we believe end-users relying on PowerBuoys for power may be able to plan their logistics, payload scheduling and other operational activities based on such data and proactively, although we have not tested this theory.

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Constant source of energy. The annual flow of waves at certain specific sites can be relatively constant and defined with relatively high accuracy. Based on our studies and analyses of various sites of interest, we believe that, at some point in the future, we will be able to deploy our PowerBuoys in locations where the waves could produce usable electricity for the majority of all hours during a year.

Methods for generating electricity from wave energy can be divided into two general categories: onshore systems and offshore systems. Our PowerBuoys are the offshore type. Offshore systems can be further divided into those that provide power to the electric grid and autonomous systems, which provide power to applications that are not grid-connected. Many offshore systems, including our PowerBuoy, utilize a floatation device to harness wave energy. The heaving or pitching of the floatation device due to the force of the waves creates mechanical energy, which is converted into electricity by various technologies. Onshore and near shore systems are often located on a shore cliff or a breakwater, or a short distance at sea from the shore line, and typically must concentrate the wave energy before using it to drive an electrical generator. Although maintenance costs of onshore systems may be less than those associated with offshore systems, we believe there are a variety of disadvantages to the former. As waves approach the shore, their energy decreases, therefore, onshore and near shore wave power stations are not capable of exploiting the same amount of energy produced by waves in deeper water. In addition, suitable sites for onshore and near shore systems are limited and potential environmental and aesthetic issues may impede development of these systems due to wave power station size and proximity of communities.

Our principal product is our autonomous PowerBuoy, which is designed to generate power for use independent of the power grid in remote offshore locations. It consists of a main hull structure surrounded by a floating buoy-like device. The hull is loosely moored to the seabed so that floating buoy can freely move up and down in response to the rising and falling of the waves. The PTO device that includes an electrical generator, a power electronics system, our control system, and our ESS are sealed within the hull. As ocean waves pass the PowerBuoy, the mechanical stroke action created by the waves is converted into rotational mechanical energy by the PTO, which in turn, drives the electrical generator. The power electronics system then conditions the electrical output which is collected within an ESS. The operation of the PowerBuoy is controlled by our customized, proprietary control system.

The control system uses sensors and an onboard computer to continuously monitor the PowerBuoy subsystems as well as the characteristics of the waves which interact with the PowerBuoy. The control system collects data from the sensors and the payloads, and uses proprietary algorithms to electronically adjust the performance of the PowerBuoy. We believe that this ability to optimize and manage the electric power output of the PowerBuoy is a significant advantage of our technology.

In the event of large storm waves, the control system automatically locks the PowerBuoy and electricity generation is suspended. However, the load center (either the on-board payload or that in the vicinity of the PowerBuoy) may continue to receive power from the on-board ESS. When wave heights return to normal operating conditions, the control system automatically unlocks the PowerBuoy and electricity generation and ESS replenishment recommence. This safety feature helps to prevent the PowerBuoy from being damaged by storm wave impacts.

In March 2016, we announced a rebranding of our PowerBuoy systems as part of our commercialization efforts and to closely align our PowerBuoy products with the perceived best practices of analogous industries based on power generation and on-board energy storage capabilities. Under our new naming conventions, our current PowerBuoy is referred to as the “PB3,” corresponding to “PowerBuoy with a peak power rating of three kilowatts.” This naming convention is based upon the ideal yet achievable ocean conditions that would result in a net AC peak power delivered by the PB3 PowerBuoy to a payload over a 20 minute period after converting the incoming wave energy into useful AC electricity. References on our website, and in our SEC filings to the “APB350” refers to earlier prototype PowerBuoys containing earlier generation PTOs and other earlier technologies.

The PB3 has undergone a design iteration from our immediate prior design focusing on improving its reliability and survivability in the anticipated operating ocean environment, and will continue to undergo further enhancements through customary product life cycle management. The PB3-A1 was an initial prototype that has now undergone in-ocean and accelerated life testing, and we believe that the PB3 will achieve a maturity level for use by early adopters in fiscal 2017, but we are in the early stages of seeking to commercialize our product and we cannot assure you that we will be successful in our efforts to do so. We believe that the PB3 will generate and store sufficient power to address some application requirements in our target markets. Our product development and engineering efforts are focused, in part, on increasing the energy output and efficiency of our PowerBuoys and, if we are able to do so, we believe the PowerBuoy would be useful for additional applications where cost savings and additional power are required by our potential customers. We have only begun to explore opportunities in these target markets, and we have not yet developed any integrated solutions and product offerings in these potential markets. We believe that by increasing the energy output of our PowerBuoys we may be able to address larger segments of our target markets. By improving our design and manufacturing, we also seek to reduce the cost of our PowerBuoys through further design iterations and manufacturing ramp-up. In so doing, we seek to improve customer value, displace more incumbent solutions, and become a viable power source for additional applications in our target market segments.

Research and Development

Our research and development team has a broad range of experience in mechanical engineering, electrical engineering, hydrodynamics and systems engineering. We have engaged in extensive research and development efforts to develop the PowerBuoy, improve PowerBuoy efficiency, reliability and power output, and to improve manufacturability while reducing cost and complexity. Our research and development efforts have been focused recently on optimizing the size of our PowerBuoys in order to achieve the most competitive overall cost (both operating and capital expenditures) in our target markets. Such efforts included reducing overall product size and weight by considering the use of materials other than steel for the external structure of our PowerBuoys. Other recent efforts included the development of scalable, higher efficiency, lower cost, higher reliability and less customized PTO systems, and the use of higher energy density and lower weight energy storage technologies. We continue to seek to increase the capabilities of our PowerBuoy systems by designing flexible interfaces and rendering them sensor and payload agnostic.

Other areas of research and development focus have included the development and implementation of accelerated testing regimens and techniques known as accelerated life testing. Such methods accelerate failures in a laboratory environment, as compared to more lengthy and expensive full scale ocean deployments during normal use conditions. This testing allows us to quantify the life characteristics of critical components and subsystems which would normally require several years of operation in ocean conditions to achieve similar levels of wear and tear. Accelerated life testing is used successfully in other industries such as automotive and aerospace, and is a critical enabler for rapid product and technology development and maturation. We believe that the combination of laboratory and ocean test regimens coupled with carefully planned PowerBuoy ocean tests will help us to improve our effectiveness in commercializing our products.

It is our intent to fund the majority of our research and development expenses over the next several years with sources of external funding, including cost sharing obligations under customer contracts. However, we cannot assure you that we will be successful in our efforts to secure additional contracts. If we are unable to obtain external funding, we may curtail our research and development expenses or reduce the scope of our operations as necessary to lower our operating costs.

Deployments

We continue to receive important feedback from in-ocean deployments of our PowerBuoys, as is customary in the marine industry for new vessels and products prior to final acceptance by their customers. If we are able to increase PowerBuoy production, we anticipate that the need for in-ocean trials of our mature products will diminish. Deployment sites are selected based on minimum ocean depth, appropriate wave activity for power generation requirements of associated deployment payloads, and proximity to end-user operations. The PB3 can be transported over land to the deployment port using a standard 40 foot “low-boy” trailer. Once at port, the PB3 can be lifted into the water or onboard a vessel using a readily available crane of appropriate capacity. The PB3 may then be towed to site using a standard vessel (if the location is within an appropriate distance from the port), or the PB3 may be carried aboard a vessel to its offshore location, and craned into the water at site. The PB3 is then attached to the mooring system, which is installed during a separate operation, after which a brief commissioning process places the PB3 into operation. Recent deployments include the PB3-A1 in August and October of 2015, and again in June 2016. In July 2016, we deployed our first commercial PB3 PowerBuoy, approximately four miles off of the coast of New Jersey.  The Company currently anticipates that this deployment will be the final validation of the PB3 prior to the anticipated March 2017 six-month lease of the PB3 PowerBuoy under a previously announced customer agreement.

Product Insurance. We currently have a property loss and liability insurance policy underwritten by Lloyd’s Underwriters that covers the deployment and storage of our PowerBuoys.

Site Approval. In the U.S., federal agencies regulate the siting of long-term renewable energy projects and related-uses located on the outer continental shelf (“OCS”), which is generally more than three miles offshore. OCS projects longer than one-year in duration are regulated by the U.S. Bureau of Ocean Energy Management (“BOEM”). For projects located within three miles of the U.S. shore regardless of duration, the adjacent state would be responsible for issuing a lease and other required authorizations for the location of the project. In either case, an assessment of the potential environmental impact of the project would be conducted in addition to other requirements. Generally, the same process applies to foreign sites where site approval is contingent on meeting both national and local regulatory and environmental requirements. In connection with issuing permits or leases enabling project use, the respective government agency often requires site restoration or other activities at the conclusion of the permit or lease period.

Environmental Approval and Compliance. We are subject to various foreign, federal, state and local environmental protection and health and safety laws and regulations governing, among other things: the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of our employees. In addition, in the U.S., the construction and operation of PowerBuoys offshore would require permits and approvals from the U.S. Coast Guard, the U.S. Army Corps of Engineers and other governmental authorities. These required permits and approvals evaluate, among other things, whether a project is in the public interest and ensure that the project would not create a hazard to navigation. Other foreign and international laws may require similar approvals. We provide you with additional information under “Regulation” below.

 Customers

Current Customers

The table below shows the percentage of our revenue we derived from significant customers for the periods indicated:

	2016	2015	2014
E.U. (WavePort project)	58%	23%	15%
U.S. Department of Energy	28%	37%	34%
Mitsui Engineering & Shipbuilding	14%	40%	38%
U.K. Government’s Technical Strategy Board.	-	-	12%

 We currently have one revenue producing contract, which is our agreement with MES. The MES agreement is a $975,587 contract for engineering services and a six-month lease of our PB3 PowerBuoy off the coast of Japan. The lease portion of this contract is currently expected to commence in March 2017 and run through August 2017. MES has the right to cancel, prior to shipment of the PowerBuoy, all or any separable part of the MES contract for convenience upon 30 days written notice to us, and the contract contains other customary terms and conditions.

In order to be successful, we must expand our customer base and obtain commercial contracts to lease or sell our PowerBuoys and related services to customers. Our potential customer base for our PowerBuoys includes various public and private entities, and governmental agencies that require autonomous offshore power. To date, most of our revenue producing contracts have been with a small number of customers under contracts to fund a portion of our operational efforts in developing and validating our technology through ocean and laboratory testing. Our goal in the future is that an increased portion of our revenues will be from the lease or sale of our products and related maintenance and other services. Our significant customers and contracts to date are summarized below.

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We have worked with MES (2010 to current) to develop several PowerBuoy projects in Japan. Historically, our agreements with MES have provided for MES to reimburse us for specific costs associated with research, development and deployment of our PowerBuoy product. In March 2016, we entered into a letter of intent (“LOI”) with MES to conduct funded pre-work tasks and to negotiate a definitive agreement that would allow for the lease of the PB3 PowerBuoy for a project off the coast of Kozu Island, Japan following a planned stage gate review. Stage-gate reviews are used in product development to gather key information needed to advance the project to the next decision point. This process is a generally accepted industry practice and has been utilized by other customers such as the DOE.

In June 2016, we announced a definitive agreement with MES for engineering and other services and a six-month lease of our PB3 PowerBuoy, which is anticipated to commence in March 2017, and currently expected to extend through August 2017.

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We have worked with the DOE (2008 to current) and the U.K. government’s Technology Strategy Board (2010 to 2014) under contracts to help fund technology improvements to increase the power output of our prototype PowerBuoys. Two DOE contracts concluded in fiscal 2016.

 Strategic Relationships

We also have developed strategic relationships with companies seeking to validate our PowerBuoy as a source of energy for specific applications. These strategic relationships generally require us to provide services and/or products to our strategic partners who are seeking to jointly develop an application. We generally bear our own costs associated with the performance of these strategic arrangements and these relationships generally do not generate any revenues for us. Our current strategic relationships are described below.

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In 2015, we entered into a memorandum of understanding (“MOU”) with Gardline Environmental to jointly develop and market innovative metocean monitoring and maritime security systems for prospective customers in the oil and gas, ocean observing, and security and defense markets. We are currently working with Gardline Environmental to finalize phase one of the MOU in order to advance to the next phase.

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In 2016, we entered into a cooperative research and development agreement (“CRADA”) with the NDBC to conduct ocean demonstrations of its innovative Self-Contained Ocean Observing Payload (“SCOOP”) monitoring system integrated into our PB3-A1 PowerBuoy. NDBC operates a large network of buoys and stations which provide critical meteorological and oceanic observations that are utilized by government, industry, and academia throughout the world. Under the CRADA, an initial ocean demonstration will be conducted off the coast of New Jersey. Site-specific measurements of meteorological and ocean conditions, as well as system performance and maintenance data collection, will be carried out. We have integrated the SCOOP onto our PB3-A1 PowerBuoy and in June 2016 we deployed the system off of the coast of New Jersey. The SCOOP is powered by the PB3, and is providing metocean data to us and to NDBC. We expect this deployment to continue for approximately three months beyond June 2016 before retrieval of the PB3-A1.

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In May 2016, we entered into a Memorandum of Agreement (“MOA”) with the WCS to explore the use of our PowerBuoys in conjunction with ocean life monitoring sensors to collect ocean mammal migration data. The MOA includes the exploration and assessment of the use of the PB3 as an integration platform to provide power and communications to sensors that monitor marine life migrations. An initial effort consisting of a battery powered sensor mounted to the PB3-A1 is deployed off of the coast of New Jersey and will seek to establish a baseline acoustic survey. We expect this integration and deployment to continue for approximately three months before retrieval of the PB3-A1.

Historic Projects

Our relationships and projects during recent years include, but are not limited to, the following:

●	The U.S. Navy and Department of Homeland Security.

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From 2009 to 2011, we ocean-tested our utility-scale PowerBuoy at the U.S. Marine Corps Base, Hawaii at Kaneohe Bay. The PowerBuoy was launched under our program with the U.S. Navy for ocean testing and demonstration of a prior iteration of our PowerBuoy, including connection to the Oahu power grid.

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From 2007 to 2013, we worked on two separate contracts to fabricate and deploy two autonomous PowerBuoys, which were subsequently deemed obsolete, as an alternate power source for the U.S. Navy’s Deep Water Active Detection System (“DWADS”).

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In 2009 and 2010, we were awarded $2.4 million and $2.75 million, respectively, from the U.S. Navy to develop a Littoral Expeditionary Autonomous PowerBuoy (“LEAP”) prototype. The LEAP contract was developed to enhance the U.S. Navy’s territorial protection capability by providing potential persistent power at sea for port maritime surveillance in the near coast, harbor, piers and offshore areas. During the LEAP contract, we designed, built and deployed in 2011 a PowerBuoy structure incorporating a new PTO system. The system was deployed by a U.S. Coast Guard vessel and was ocean-tested approximately 20 miles off of the coast of New Jersey. It was integrated with a Rutgers University-operated land-based radar network that provided ocean current mapping data for the NOAA and U.S. Coast Guard Search and Rescue (“SAR”) operations. The ocean test of the LEAP vessel detection system demonstrated dual-use capability of the radar network and helped to verify our technology as a potential persistent power source for systems requiring remote power at sea. During the ocean testing under these contracts, our PowerBuoy withstood the high storm waves of Hurricane Irene.

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In 2012, we executed a CRADA with the U.S. Department of Homeland Security to collaborate and demonstrate persistent maritime vessel detection. The vessel detection ocean demonstration in 2013 utilized the same PowerBuoy under the LEAP contract with additional sensors. This additional deployment provided critical data which informed our next design iteration, and which incorporated major modifications to address critical operations and reliability improvements. This project concluded in 2013.

●	Lockheed Martin. From 2004 to 2014, we had several project teaming agreements and license agreements with Lockheed Martin.

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Australia. In 2008, we announced a Joint Development Agreement with Leighton Contractors Pty. Ltd. (“Leighton”) for the development of wave power projects off the coast of Australia. In 2009, Leighton formed VWP, a special purpose company for the development of a wave power project off the coast of Victoria, Australia. In 2010, VWP and the Commonwealth of Australia entered into an Energy Demonstration Program Funding Deed (“Funding Deed”), wherein VWP was awarded a A$66.5 million (approximately US$62 million) grant for the wave power project. However, receipt of funds under the grant was subject to certain terms, including achievement of future significant external funding milestones. The grant was expected to be used towards the A$232 million proposed cost of building and deploying a wave power station off the coast of Australia (the “Project”). In March 2012, our Australian subsidiary Ocean Power Technologies (Australasia) Pty. Ltd acquired 100% ownership of VWP from Leighton. In January 2014, VWP signed a Deed of Variation with ARENA that amended the Funding Deed, and, in March 2014, we received the initial portion of the grant from ARENA in the amount of approximately A$5.6 million (approximately US$5.2 million) (the “Initial Funding”). The Initial Funding was subject to claw-back provisions if certain contractual requirements, including performance criteria, were not satisfied. In light of the claw-back provisions, we determined to classify the Initial Funding as an advance payment, hold the funds as restricted cash and defer recognition of the funds as revenue. In July 2014, the VWP Board of Directors determined that the project contemplated by the Funding Deed was no longer commercially viable and terminated the Funding Deed. The Initial Funding was returned to ARENA. We do not currently have any projects in Australia. There were significant business and technical lessons learned that were gained from this endeavor as related to the significant costs, technical risks and the lack of market maturity associated with the development of utility scale wave farms. Such lessons learned were significant drivers behind our business strategic pivot to strictly focus our product development and commercialization efforts on the remote offshore autonomous markets, which involve lower costs to build and may focus on higher value applications.

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Japan. In fiscal 2014, 2015 and 2016, we worked with MES under several contracts to enhance our PowerBuoy technology for Japanese sea conditions for both utility-scale and autonomous applications. Under these contracts and leveraging prior work with MES, we analyzed methods to maximize buoy power capture, performed modeling and wave tank testing, evaluated novel mooring strategies and conducted design reviews. Currently, the utility-scale effort with MES has been suspended and our current efforts with MES are focused on autonomous applications. We billed and were paid for all eligible costs incurred under the previous utility-scale project with MES in fiscal 2015. Our revenue recorded in fiscal 2015 reflects the total amount paid on these MES contracts. See above under “—Current Customers” for a description of our current contract with MES.

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Reedsport, Oregon Project. We obtained a permit in 2007 from the Federal Regulatory Commission (“FERC”) for a multi-stage wave power project off the coast of Reedsport, Oregon. In addition, we received two cost-sharing contracts with the DOE for approximately $4.4 million to construct and deploy a single PowerBuoy off the coast of Reedsport. We subsequently obtained a license from FERC in August 2012 that authorized installation and operation of a 10-buoy grid connected wave energy array (the “License”). Due to the complexity of the FERC regulations for the single buoy, higher than anticipated project costs, unanticipated technical risks, and uncertainty surrounding permitting, we made the decision not to proceed with the project. Accordingly, we announced in March 2014 our surrender of the permit for one phase of the project and announced in April 2014 that we were taking the steps necessary to close out this project with the DOE. In May 2014, we filed an application to surrender the FERC permit for the remaining phases. In August 2014, in cooperation with the State of Oregon Department of State Lands, we removed anchoring and mooring equipment from the seabed off of the coast of Oregon and are taking steps to dispose of or repurpose equipment acquired for the project. In fiscal 2016, we dispositioned the PowerBuoy.

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The EU WavePort Project. In 2010, we were awarded €2.2 million (approximately US$2.9 million) under the European Commission’s Seventh Framework Programme (“FP7”) by the European Commission’s Directorate (“EC”) responsible for new and renewable sources of energy, energy efficiency and innovation. This grant was part of a total award of €4.5 million (approximately US$5.9 million) to a consortium of companies, including us, to deliver a PowerBuoy wave energy device, referred to as the PB40 (a legacy utility-scale buoy), under a project entitled WavePort. We commenced work under this grant in fiscal 2012, and this cost-sharing contract expired on July 31, 2014. Due to a variety of factors, in October 2014, we shipped the PB40 back to New Jersey in order to undertake to deploy it off of the coast of New Jersey using our own funding. The legacy utility-scale buoy was deployed in July 2015 and retrieved in August 2015, due to failure of a component part. We dispositioned the PB40 in January 2016. Following a project audit, final payment under the WavePort Project was received and recognized as revenue in fiscal 2016.

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PowerBuoy Development Projects. In April 2010, we received a $1.5 million award from the DOE for a feasibility study of a PowerBuoy with the ability to produce up to 500kW of power (referred to as the “PB500”). In fiscal 2011, we received additional awards totaling $4.7 million for the PB500 structure and PTO optimization study, $2.3 million from the U.K. Government’s Technology Strategy Board and $2.4 million from the DOE. In fiscal 2014, upon completion of the concept design and associated trade studies that included detailed mechanical analyses, manufacturability and overall projected performance, the study concluded that a PB500 would not be technically feasible or economically viable. Our development efforts since that time have focused on further optimization of our modular and optimized PTO technology. In March 2015, we successfully completed a stage gate review and a review of project deliverables with the DOE where advancements related to PTO design aspects such as reliability, cost take out, manufacturability and scalability were reviewed. Following a stage gate review, the project was successfully completed in fiscal 2016.

Manufacturing

We engage in two types of manufacturing activities: 1) the manufacturing of the high value-added PTO components for systems control, power generation and conversion, and energy storage for each PowerBuoy; and 2) contracting with outside companies for the fabrication of the buoy structure, anchoring, mooring, and cabling.

Our core in-house manufacturing activity is the assembly, final systems integration and testing of the PTO and its components, which is conducted at our Pennington, New Jersey facility. The power generation system consists of electro-mechanical components, and the control modules include the critical electrical and electronic systems that convert the mechanical energy into usable electricity. The sensors and control systems use sophisticated technology to optimize the performance of the PowerBuoy in response to changing operating conditions and payload power demand. We maintain a portfolio of patents, including those that cover our power generation, power conversion and control technologies.

We purchase the remaining components and materials for each PowerBuoy from various vendors. We provide specifications to each vendor, and they are responsible for performing quality analysis and quality control over the course of construction, subject to our review of the quality and test procedure results. After the vendor completes the testing of the buoy structure, it is transported to our facility for final integration of the PTO. After each vendor completes testing of the remaining components, they are transported ready-to-install to the project site. We do not believe that we are dependent on any single vendor for manufacturing the components of and materials for our PowerBuoy, and we believe that there are many available manufacturers for our component parts if a particular manufacturing partner should become unavailable or expensive. However, we have only manufactured our PowerBuoys in limited quantities for use in development and testing and have limited commercial manufacturing experience, and our work with our vendors has not included work on multiple orders on time-critical deadlines. Moreover, we do not have long-term contracts with our third-party manufacturers or vendors. In order to be successful in our efforts to commercialize our PowerBuoys, we will need to secure stable relationships with a variety of manufacturers and vendors that can supply component parts and materials for our PowerBuoy products.

Marketing and Sales

We are enhancing our marketing capabilities and have begun marketing our autonomous PowerBuoys. We currently use a direct sales force consisting of employees and consultants. Because our autonomous PowerBuoys use technology which is not yet considered mature by our target markets, we expect that the customer decision process could require us to spend substantial time educating end-users and stakeholders, which may result in a lengthy sales cycle for our PowerBuoys.

We market our PowerBuoys to companies and entities requiring remote power applications; for example, oil and gas companies for potential applications such as remote sensing, trace heating, or autonomous underwater vehicle charging stations. We also see opportunities for security and defense applications using active sensors such as high frequency radar and acoustic systems with significant processing and communications requirements.

Additionally, we continue to seek to enter into strategic relationships to develop application solutions with commercial and military sensor and equipment manufacturers, where we might grant licenses to manufacture, market or operate PowerBuoys or PowerBuoy subsystems.

Backlog

As of July 31, 2016, our backlog was approximately $0.7 million. Our backlog can include both funded amounts, which are unfilled firm orders for our products and services for which funding has been both authorized and appropriated by the customer (U.S. Congress, in the case of U.S. Government agencies), and unfunded amounts, which are unfilled firm orders for which funding has not been appropriated. If any of our contracts were to be terminated, our backlog would be reduced by the expected value of the remaining terms of such contract. Our backlog was fully funded at July 31, 2016.

The amount of contract backlog is not necessarily indicative of future revenue because modifications to or terminations of present contracts and production delays can provide additional revenue or reduce anticipated revenue. A substantial portion of our revenue is recognized using the percentage-of-completion method, and changes in estimates from time to time may have a significant effect on revenue and backlog. Our backlog is also typically subject to large variations from time to time due to the timing of new awards.

For fiscal 2016, we generated revenues of $0.7 million and incurred a net loss attributable to Ocean Power Technologies, Inc. of $13.1 million, and for fiscal 2015, we generated revenues of $4.1 million and incurred a net loss attributable to Ocean Power Technologies, Inc. of $13.1 million. As of April 30, 2016, our accumulated deficit was $177.9 million. We have not been profitable since inception, and we do not know whether or when we will become profitable because of the significant uncertainties with respect to our ability to successfully commercialize our PowerBuoys.

Competition

We expect to compete with other providers of in-ocean autonomous energy sources, including battery, solar and fossil-fuel providers, most of which are substantially larger than OPT and have access to greater financial resources. Incumbent sources of in-ocean energy also represent established and reliable sources of energy and already have gained customer acceptance. Our ability to compete and compete successfully for business from applications seeking in-ocean energy will depend on our ability to produce and store energy reliably in-ocean and at a total cost that is competitive with or lower than that of other providers. In addition, our ability to compete successfully will depend on the reliability of our product and our potential customers’ perceived impressions regarding our company. Our ability to compete effectively may be adversely affected by our current need for additional financing and our potential customers’ concerns about our long-term viability.

We also may compete against other renewable wave generated energy providers. As of August 2016, there were more than 250 companies, some with institutional funding, listed in the DOE’s Marine and Hydrokinetic (“MHK”) Technology Database. This DOE database provides up-to-date information on marine and hydrokinetic renewable energy technologies and companies, both in the U.S. and around the world. Many of these companies are located in the U.K., continental Europe, Japan, Israel, the U.S. and Australia, and many of those companies are pursuing the utility, grid-connected energy market. The MHK industry is both highly competitive and continually evolving as participants strive to differentiate themselves by promoting their specific technology focusing on cost and efficiency. The companies are subdivided by implementation: wave power, current power, tidal and ocean thermal energy conversion. Within wave power, the technologies are classified as point absorber, oscillating wave column, overtopping device, attenuator and oscillating wave surge converter. Our PowerBuoy wave energy converter is classified as a point absorber.

The vast majority of the companies in the DOE’s database are small, start-up type companies with a small number of employees and in early stage development who do not have our in-ocean validation experience. Only a few of these companies have conducted accelerated life testing and have also conducted extensive wave tank testing on reduced scale models of their devices. We believe our in-ocean experience is critical in proving the reliability, survivability and performance of any wave energy system, which we believe our potential customers will require before adopting any wave generated energy solution. We believe our experience gained through full scale in-ocean deployments, coupled with other types of testing, and our resulting understanding of risks and failure modes may provide us with an advantage compared to other wave energy potential competitors.

OPT’s analysis of the DOE database identified approximately twenty wave energy technologies for further evaluation primarily based on company financial capability, type of system and potential to compete in autonomous (non-grid connected) markets. Of these, there are three companies that we believe may have the technical capability and financial viability to compete in the autonomous market; however, their technologies are still in early stage development with limited ocean testing. We believe that none of these technologies are at the maturity level of our current PB3 PowerBuoy, and because of this we may have a first mover advantage as compared with these wave energy providers.

Intellectual Property

We believe that our technology differentiates us from other providers of wave technologies. As a result, our success depends in part on our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, and continuing technological innovation and may rely on licensing opportunities to develop and maintain our proprietary position.

As of August 2016, we have been issued 62 U.S. patents, of which 48 are active and 14 have expired. We have filed for two additional U.S. patents. A total of 22 of the active U.S. patents have been issued foreign patent protection. An additional four active patents have been filed for foreign patent protection. Our patent portfolio includes patents and patent applications with claims directed to:

●	system design;

●	control systems;

●	power conversion;

●	anchoring and mooring; and

●	wave farm architecture.

The expiration dates for our issued U.S. patents range from 2018 to 2032. We do not consider any single patent or patent application that we hold to be material to our business. The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in continuing to obtain effective patent claims and enforcing those claims once granted. In addition, certain technologies that we developed with U.S. federal government funding are subject to certain government rights as described in “Risk Factors.”

We use trademarks on nearly all of our products and believe that having distinctive marks is an important factor in marketing our products. We have registered our PowerBuoy ® , PBView ® , Talk on Water ® , CellBuoy ® and PowerTower ® marks and our Making Waves in Power ® service mark in the United States. Trademark ownership is generally of indefinite duration when marks are properly maintained in commercial use.

Regulation

Our PowerBuoys are subject to regulation in the U.S. and in foreign jurisdictions concerning, among other areas, site approval and environmental approval and compliance. In order to encourage the adoption of offshore power solutions, many governments offer subsidies and other financial incentives and have mandated renewable energy targets which some of our customers may be able to leverage. However, these subsidies, incentives and targets may not be applicable to our technology and therefore may not be available to our customers.

The renewable energy industry has also been subject to increasing regulation. As the renewable energy industry continues to evolve and as the wave energy industry continues to evolve, we anticipate that wave energy technology and our PowerBuoys and their deployment will be subject to increased oversight and regulation in accordance with international, national and local regulations relating to safety, sites, and environmental protection.

Site Approval, Environmental Approval and Compliance

We present additional information regarding the regulatory requirements relating to our in-ocean deployments above, under “Product and Technologies – Deployments.”

Subsidies and Incentives

Renewable energy subsidies and incentives are generally applicable only to electric generation and supply to the utility grid. However, our autonomous applications may permit a customer to reduce its carbon emissions, which our potential customers may be able to publicize in their environmental stewardship reports.

DESCRIPTION OF COMMON STOCK

In this offering, we are offering 2,500,000 shares of our common stock, or 2,875,000 shares if the underwriters exercise their option to purchase additional shares of our common stock in full.

Authorized and Outstanding Capital Stock

The following description of our common stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws, which have been incorporated by reference as exhibits to the registration statement of which this prospectus supplement forms a part.

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which are undesignated. Unless otherwise indicated, all information in this prospectus give effect to the 1-for-10 reverse stock split of the common stock that went into effect on October 27, 2015.

As of October 7, 2016, there were 3,129,992 shares of common stock issued and outstanding, and no shares of preferred stock were issued or outstanding. As of October 7, 2016, there also were outstanding warrants to purchase up to 145,952 shares of our common stock that will first become exercisable beginning on December 8, 2016 at a price of $6.08, and warrants to purchase up to 178,500 shares of our common stock which are currently exercisable at a price of $9.36. In addition, pursuant to a settlement agreement of certain pending securities litigation, we have agreed to issue 380,000 shares of common stock, which is subject to court approval and other requirements.

Description of Common Stock

Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Dividends. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our Board, subject to any preferential dividend rights of outstanding preferred stock.

Liquidation and Distribution. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti−Takeover Effects of Delaware Law; Our Certificate of Incorporation and Our Bylaws

Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board.

Removal of Directors

Our certificate of incorporation currently provides that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. However, our Board approved an amendment to our bylaws that became effective on June 17, 2016, which permits our directors to be removed either for cause or without cause by our stockholders. Effective June 17, 2016, our Board also approved resolutions directing our appropriate officers to include in the proxy statement for our next annual meeting of stockholders a proposal seeking stockholder approval to amend our certificate of incorporation, to delete the reference to “for cause” in Section 6 of Article IX of the certificate of incorporation. If approved by our stockholders, the amendment would revise the certificate of incorporation to permit our directors to be removed either for cause or without cause by our stockholders. Until stockholder approval of the proposed amendment to our certificate of incorporation described above is obtained, our Board also determined that we will comply with the provisions of our bylaws, as amended and as described above, relating to director removal and will not seek to enforce that provision of our certificate of incorporation relating to stockholder removal of directors only for cause, as presently in effect. Under our certificate of incorporation and bylaws, any vacancy on the Board, including a vacancy resulting from an enlargement of the Board, may be filled only by vote of a majority of our directors then in office.

The limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

 Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer, our president or the Board.

Advance Notice Requirements for Stockholder Proposals

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered to our secretary a timely written notice in proper form of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our Board or the affirmative vote of the holders of at least 75% of the voting power of our capital stock issued and outstanding and entitled to vote on the matter.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

●	for any breach of their duty of loyalty to us or our stockholders;
●	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
●	for voting or assenting to unlawful payments of dividends or other distributions; or
●	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

Notice of Share Ownership

Our bylaws contain a provision requiring any beneficial owner of three percent or more of our outstanding common stock to notify us of his or her shareholdings, as well as of any change in his or her beneficial ownership of one percent or more of our outstanding common stock. Our bylaws do not provide for any specific remedy in the event a shareholder does not comply with this provision. We do not intend to make any such information public, unless required by law or the rules of the SEC or the NASDAQ Capital Market.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NASDAQ Capital Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, MA 02021-1011, and its telephone number is 1-800-662-7232.

Our common stock is listed on the NASDAQ Capital Market under the symbol “OPTT.”

UNDERWRITING

Roth Capital Partners, LLC and Maxim Group LLC is acting as representative of the Underwriters. We and the underwriters named below (the “Underwriters”), have entered into an underwriting agreement with respect to the shares of common stock being offered. In connection with this offering and subject to certain terms and conditions, each of the Underwriters named below has severally agreed to purchase, and we have agreed to sell the number of shares of common stock set forth opposite the name of each Underwriter.

Underwriter	Number of Shares of Common Stock
Roth Capital Partners, LLC
Maxim Group LLC
Total	2,500,000

The underwriting agreement provides that the Underwriters are obligated to purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option, if any shares of common stock are purchased. The Underwriters are offering the shares of common stock when, as and if issued to and accepted by them, subject to a number of conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been initiated or threatened by the SEC.

The Underwriters have advised us that they propose to offer our shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $       per share. The Underwriters and selected dealers may reallow a concession to other dealers, including the Underwriters, of not more than $        per share. After completion of the public offering of the shares of common stock, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the Underwriters.

The Underwriters have informed us that they do not expect to confirm sales of our shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

We have been advised by the Underwriters that they intend to make a market in our securities but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with the offering, the Underwriters or certain of the securities dealers may distribute prospectuses electronically.

Over-allotment Option

Pursuant to the underwriting agreement, we have granted the Underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 375,000 shares of common stock, on the same terms as the other shares of common stock being purchased by the Underwriters from us. The Underwriters may exercise the option solely to cover over-allotments, if any, in the sale of the shares of common stock that the Underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount and proceeds to us before offering expenses will be $        , $        and $           , respectively.

Stabilization

The rules of the SEC generally prohibit the Underwriters from trading in our securities on the open market during this offering. However, the Underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•

Stabilizing transactions consist of bids or purchases made by the Underwriters for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•

Short sales and over-allotments occur when the Underwriters sell more of our shares of common stock than they purchase from us in this offering. To cover the resulting short position, the Underwriters may exercise the over-allotment option described above or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The Underwriters will make available a prospectus in connection with any such short sales. Purchasers of shares sold short by the Underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of shares covered by the registration statement.

•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the Underwriters in order to reduce a short position incurred by the Underwriters.

•

Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

If the Underwriters commence these activities, they may discontinue them at any time without notice. The Underwriters will carry out any such transactions on the NASDAQ Capital Market.

Indemnification

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

Underwriters’ Compensation

We have agreed to sell the shares of common stock to the Underwriters at the initial offering price of $   per share, which represents the offering price of the shares of common stock set forth on the cover page of this prospectus less the 6% underwriting discount.

We have also agreed to reimburse the Underwriters for certain out-of-pocket expenses incurred by them, including fees and disbursements of their counsel up to $        , with respect to this offering.

We estimate that expenses payable by us in connection with the offering of our common stock, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately $        .

The following table summarizes the underwriting discount we will pay to the Underwriters. These amounts are shown assuming both no exercise and full exercise of the Underwriters’ over-allotment option.

	Per Share	Total without Over- Allotment Option	Total with Over- Allotment Option
Total underwriting discount to be paid by us	$	$	$

Lock-Up Agreements

Our executive officers, directors and certain of our stockholders, which represent in the aggregate approximately     % of our currently outstanding shares of common stock, have agreed to a 90-day “lock-up” from the effective date of this prospectus of shares of common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding convertible securities and options and options which may be issued. This means that, for a period of 90 days following the effective date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative of the Underwriters. The lock-up period described in the preceding paragraph will be extended if we cease to be an “emerging growth company” at any time prior to the expiration of the lock-up period and if (1) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

The Underwriters have no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the Underwriters may base their decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the effective date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the representative of the Underwriters.

Limited Public Market

Prior to this offering, there has been a limited public market for our common stock. The public offering price of the shares of common stock offered by this prospectus has been determined by negotiation between us and the Underwriters. The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of common stock. We offer no assurances that the offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop or continue after this offering.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “OPTT.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on an Underwriters’ website and any information contained in any other website maintained by an Underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriters in their capacity as Underwriters, and should not be relied upon by investors.

Other Relationships

The Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, and except as set forth in this section, the underwriters have not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus and we do not expect to retain the underwriters to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Roth Capital Partners acted as one of the two placement agents for a registered direct offering of 417,000 shares of our common stock and warrants to purchase up to 145,952 shares of our common stock which closed on June 7, 2016, with aggregate net proceeds to us of approximately $1.7 million (excluding the proceeds, if any, from the exercise of the warrants issued in such offering), and for which we paid an aggregate $92,073 in placement agent fees to Roth Capital Partners, pursuant to the terms of the Placement Agent Agreement dated as of June 2, 2016, by and between the Company and Roth Capital Partners and its co-placement agent, and reimbursed the placement agents for their out-of-pocket expenses in an aggregate amount equal to $35,000. Under the terms of such Placement Agency Agreement, the Company agreed that for a period of nine months commencing on the June 2, 2016 date thereof, if we (a) used a placement agent to pursue a private placement transaction, or (b) pursued an additional public offering of equity, equity-linked or debt securities, then we would offer Roth Capital Partners the right to act as the exclusive placement agent or lead underwriter and sole book runner, as applicable, for such an offering; provided that Roth Capital Partners would be permitted to include an additional co-manager for such offering if mutually agreed upon with the Company.

Roth Capital Partners also acted as the sole placement agent for a public offering of 595,000 units, each of which consisted of one share of common stock and 0.3 of a warrant to purchase one share of the common stock, which closed on July 27, 2016, with aggregate net proceeds to us of approximately $3.6 million (excluding the proceeds, if any, from the exercise of the warrants issued in such offering). Pursuant to the terms of the Placement Agent Agreement dated as of July 22, 2016, by and between the Company and Roth Capital Partners, we paid an aggregate of $240,975 in placement agent fees to Roth Capital Partners in connection with such offering, and reimbursed them for their out-of-pocket expenses in an aggregate amount equal to $50,000.

Notice to Investors in the United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus and the related prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

 (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

 (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

 (c) by the underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

 (d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression” Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

 (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

 (b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area

In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in the last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the shares offered hereby are “securities.”

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed on for us by Porter Hedges LLP, Houston, Texas. Certain legal matters with respect to this offering will be passed upon for the underwriters by Kelley Drye & Warren LLP.

EXPERTS

The consolidated financial statements of Ocean Power Technologies, Inc. and subsidiaries as of April 30, 2016 and 2015, and for each of the years in the two-year period ended April 30, 2016, have been incorporated by reference herein to the Annual Reports on Form 10-K for the years ended April 30, 2016 and 2015, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which are incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the April 30, 2016 consolidated financial statements contains an explanatory paragraph that states that our cash balance, recurring losses from operations, and accumulated deficit raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the securities registered hereby, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in, or incorporated by reference in, this prospectus are not necessarily complete and, where that contract or other document is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents contain specific information regarding us. These documents, including exhibits and schedules thereto, may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Section may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov. Our common stock is listed on the NASDAQ Market under the ticker symbol “OPTT.” Our SEC filings are also available (free of charge) from our web site at www.oceanpowertechnologies.com. Information contained on our website or any other website is not incorporated into this prospectus and does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have previously been filed by us with the SEC under the Exchange Act, are incorporated herein by reference:

●

our Annual Report on Form 10-K for the fiscal year ended April 30, 2016, filed with the SEC on July 15, 2016, as amended by our Annual Report on Form 10-K/A filed with the SEC on July 22, 2016 (File No. 001-33417);

●	our Quarterly Report on Form 10-Q for the quarter ended July 31, 2016, filed with the SEC on September 12, 2016 (File No. 001-33417);

●

the description of our common stock set forth in our registration statement on Form 8-A filed on April 18, 2007 (File No. 001-33417) and in any and all subsequent amendments and reports filed for the purpose of updating that description; and

●

our Current Reports on Form 8-K, filed with the SEC on May 9, 2016, May 11, 2016, June 1, 2016, June 2, 2016 (two 8-K filings on that date), June 6, 2016, June 7, 2016 (two 8-K filings on that date), June 23, 2016, July 15, 2016, July 21, 2016, July 22, 2016 (two 8-K filings on that date), July 27, 2016, August 29, 2016, September 12, 2016,  September 14, 2016, and October 4, 2016 (File No. 001-33417) (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K and any corresponding information furnished under Item 9.01 or included as an exhibit) after the date of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a free copy of these filings, other than any exhibits, unless the exhibits are specifically incorporated by reference into this prospectus, by writing or telephoning us at the following address:

Ocean Power Technologies, Inc.

1590 Reed Road

Pennington, New Jersey 08534

Attention: Chief Financial Officer

(609) 730-0400

DISCLOSURE OF SEC’S POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITY

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

2,500,000 Shares

COMMON STOCK

________________________________________

PRELIMINARY PROSPECTUS

                           , 2016

Roth Capital Partners                     Maxim Group LLC

_____________________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, all of which will be borne by us, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts, commissions and expenses. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$1,259
Accounting fees and expenses	$60,000
Legal fees and expenses	$50,000
Printing and engraving expenses	$10,000
Miscellaneous	$3,741
Total	$125,000

Item 15.     Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant’s certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Registrant’s certificate of incorporation provides that the Registrant will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the Registrant’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Registrant’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Registrant’s certificate of incorporation provides that the Registrant will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of the Registrant to procure a judgment in the Registrant’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the Registrant’s request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by the Registrant against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

The Registrant maintains a general liability insurance policy that covers certain liabilities of the Registrant’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The Registrant’s directors and officers are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended, which might be incurred by them in such capacities and against which they cannot be indemnified by the Registrant.

Item 16.     Exhibits.

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 10-Q (File no. 1-33417) filed on September 14, 2007).
3.2

Certificate of Amendment to Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on October 27, 2015 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on October 28, 2015).

3.3

Amended and Restated Bylaws of Ocean Power Technologies, Inc. effective as of June 17, 2016 (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on June 23, 2016).

4.1	Specimen certificate for Common Stock (incorporated by reference to Exhibit 4.1 to the Registrant’s Form S-1/A (File no. 333-138595) filed on March 19, 2007).
4.2	Form of Warrant to Purchase Common Stock (incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K/A filed on June 7, 2016).
4.3	Form of Warrant to Purchase Common Stock (incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K/A filed on July 22, 2016).
5.1**	Opinion of Porter Hedges LLP with respect to legality of the securities, including consent.
10.1

Option Agreement for Purchase of Emissions Credits, dated November 24, 2000 between Ocean Power Technologies, Inc. and its affiliates and Woodside Sustainable Energy Solutions Pty. Ltd. (incorporated by reference from Exhibit 10.4 to Form S-1 filed November 13, 2006).

10.2***	2001 Stock Plan (incorporated by reference from Exhibit 10.7 to Form S-1 filed November 13, 2006).
10.3***	Amended and Restated 2006 Stock Incentive Plan (incorporated by reference from Exhibit A to Proxy Statement filed August 28, 2013).

Exhibit No.	Description of Exhibit
10.4

Lease Agreement, dated August 30, 2005 between Ocean Power Technologies, Inc. and Reed Road Industrial Park LLC #1, as amended on January 27, 2006 (incorporated by reference from Exhibit 10.16 to Form S-1 filed November 13, 2006).

10.5

Agreement for Renewable Energy Economic Development Grants, dated November 3, 2003, between State of New Jersey Board of Public Utilities and Ocean Power Technologies, Inc. (incorporated by reference from Exhibit 10.18 to Form S-1/A filed March 19, 2007)

10.6***	Form of Restricted Stock Agreement (incorporated by reference from Exhibit 10.1 to Form 10-Q filed March 14, 2011).
10.7

Amended Option Agreement for Purchase of Emissions Credits, dated December 4, 2012, between Ocean Power Technologies, Inc. and its affiliates and Metasource Pty Ltd (formerly known as Woodside Sustainable Energy Solutions Pty Ltd) (incorporated by reference from Exhibit 10.23 to Form 10-K filed July 12, 2013).

10.8

Second Addendum to Lease Agreement, dated June 1, 2008, between Ocean Power Technologies, Inc. and Reed Road Industrial Park LLC #1 (incorporated by reference from Exhibit 10.24 to Form 10-K filed July 12, 2013).

10.9

Third Addendum to Lease Agreement, dated March 11, 2013, between Ocean Power Technologies, Inc. and Reed Road Industrial Park LLC #1 (incorporated by reference from Exhibit 10.25 to Form 10-K filed July 12, 2013).

10.10***	Employment Agreement, dated December 2, 2013, between Mark A. Featherstone and Ocean Power Technologies, Inc. (incorporated by reference from Exhibit 10.1 to Form 10-Q filed March 14, 2014).
10.11***	Employment Agreement, dated December 30, 2013, between David R. Heinz and Ocean Power Technologies, Inc. (incorporated by reference from Exhibit 10.37 to Form 10-K filed July 29, 2014).
10.12***	Employment Agreement, dated June 9, 2014, between David L. Keller and Ocean Power Technologies, Inc. (incorporated by reference from Exhibit 10.38 to Form 10-K filed July 29, 2014).
10.13***	Employment Agreement, dated December 29, 2014, between George H. Kirby and Ocean Power Technologies, Inc. (incorporated by reference from Exhibit 10.1 to Form 10-Q filed March 11, 2015).
10.14

Fourth Addendum to Lease Agreement, dated January 13, 2015, between Ocean Power Technologies, Inc. and Reed Road Industrial Part LLC #1 (incorporated by reference to Exhibit 10.28 to Annual Report on Form 10-K filed July 6, 2015).

10.15

At the Market Offering Agreement, dated October 19, 2015, between Ocean Power Technologies, Inc. and Rodman & Renshaw, a unit of H.C. Wainwright & Co, LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on October 20, 2015).

10.16

Placement Agency Agreement dated June 2, 2016, by and among Ocean Power Technologies, Inc., Roth Capital Partners, LLC and Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed on June 2, 2016)

10.17	Form of Securities Purchase Agreement dated June 2, 2016 (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K filed on June 2, 2016).
10.18	Form of Amendment No. 1 to Securities Purchase Agreement, dated June 7, 2016 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K/A filed on June 7, 2016)
10.19	Form of Amendment No. 2 to Securities Purchase Agreement, dated July 21, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed on July 21, 2016)
10.20***	2015 Omnibus Incentive Plan (incorporated by reference to Annex A to Proxy Statement filed on September 3, 2015).

Exhibit No.	Description of Exhibit
10.21***	Letter agreement with David R. Heinz dated December 18, 2015 (incorporated by reference to Exhibit 10.1 to Current Report of Form 8-K filed on December 24, 2015).
10.22	Stipulation and Agreement of Class Settlement dated as of May 5, 2016 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on May 11, 2016).
10.23

Agreement by and between Ocean Power Technologies, Inc. and Mitsui Engineering & Shipbuilding Co., Ltd dated May 31, 2016 (incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K/A filed on June 6, 2016).

10.24

Placement Agency Agreement dated July 22, 2016, by and between the Company and Roth Capital Partners, LLC (incorporated by reference to Exhibit 1.1 to Current Report on Form 8-K filed on July 22, 2016)

10.25	Form of Subscription Agreement, dated July 22, 2016, between the Company and the Purchasers thereto (incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on July 22, 2016).
10.26	Employment Letter between the Company and Matthew Shafer dated August 23, 2016 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed August 29, 2016).
10.27	Letter Agreement between the Company and Mark A. Featherstone dated August 25, 2016 (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K filed August 29, 2016).
10.28	Employment Letter between the Company and Mike Mekhiche dated September 12, 2012 (incorporated by reference from Exhibit 10.4 to the Current Report on Form 8-K filed August 29, 2016).
10.29	Letter Agreement between the Company and Mike Mekhiche dated June 19, 2014 (incorporated by reference from Exhibit 10.5 to the Current Report on Form 8-K filed August 29, 2016).
10.30	Agreement by and between the Company and the U.S. Office of Naval Research dated September 13, 2016 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed September 14, 2016).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the year ended April 30, 2016).
23.1 **	Consent of KPMG LLP.
23.2 **	Form of Consent of Porter Hedges LLP (included in Exhibit 5.1).
24.1	Power of Attorney (previously filed).

* To be filed by amendment.

** Filed herewith.

*** Management contract or compensatory plan or arrangement.

Item 17.      Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)     That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

  The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)     Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Hopewell, State of New Jersey, on the 7th day of October, 2016.

OCEAN POWER TECHNOLOGIES, INC.

By:	/s/ George H. Kirby
George H. Kirby
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

President, Chief Executive Officer
/s/ George H. Kirby	and Director (Principal Executive Officer)	October 7, 2016
George H. Kirby

/s/ Matthew T. Shafer	Chief Financial Officer and Treasurer	October 7, 2016
Matthew T. Shafer	(Principal Financial and Accounting Officer)

*	Chairman of the Board and Director	October 7, 2016
Terence J. Cryan

*	Vice Chairman of the Board and Director	October 7, 2016
Dean J. Glover

*	Director	October 7, 2016
Robert J. Burger

*	Director	October 7, 2016
Steven M. Fludder

*	Director	October 7, 2016
Robert K. Winters

*By: /s/ George H. Kirby
George H. Kirby, as attorney in fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 10-Q (File no. 1-33417) filed on September 14, 2007).
3.2

Certificate of Amendment to Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on October 27, 2015 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on October 28, 2015).

3.3

Amended and Restated Bylaws of Ocean Power Technologies, Inc. effective as of June 17, 2016 (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on June 23, 2016).

4.1	Specimen certificate for Common Stock (incorporated by reference to Exhibit 4.1 to the Registrant’s Form S-1/A (File no. 333-138595) filed on March 19, 2007).
4.2	Form of Warrant to Purchase Common Stock (incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K/A filed on June 7, 2016).
4.3	Form of Warrant to Purchase Common Stock (incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K/A filed on July 22, 2016).
5.1**	Opinion of Porter Hedges LLP with respect to legality of the securities, including consent.
10.1

Option Agreement for Purchase of Emissions Credits, dated November 24, 2000 between Ocean Power Technologies, Inc. and its affiliates and Woodside Sustainable Energy Solutions Pty. Ltd. (incorporated by reference from Exhibit 10.4 to Form S-1 filed November 13, 2006).

10.2***	2001 Stock Plan (incorporated by reference from Exhibit 10.7 to Form S-1 filed November 13, 2006).
10.3***	Amended and Restated 2006 Stock Incentive Plan (incorporated by reference from Exhibit A to Proxy Statement filed August 28, 2013).
10.4

Lease Agreement, dated August 30, 2005 between Ocean Power Technologies, Inc. and Reed Road Industrial Park LLC #1, as amended on January 27, 2006 (incorporated by reference from Exhibit 10.16 to Form S-1 filed November 13, 2006).

10.5

Agreement for Renewable Energy Economic Development Grants, dated November 3, 2003, between State of New Jersey Board of Public Utilities and Ocean Power Technologies, Inc. (incorporated by reference from Exhibit 10.18 to Form S-1/A filed March 19, 2007)

10.6***	Form of Restricted Stock Agreement (incorporated by reference from Exhibit 10.1 to Form 10-Q filed March 14, 2011).
10.7

Amended Option Agreement for Purchase of Emissions Credits, dated December 4, 2012, between Ocean Power Technologies, Inc. and its affiliates and Metasource Pty Ltd (formerly known as Woodside Sustainable Energy Solutions Pty Ltd) (incorporated by reference from Exhibit 10.23 to Form 10-K filed July 12, 2013).

10.8

Second Addendum to Lease Agreement, dated June 1, 2008, between Ocean Power Technologies, Inc. and Reed Road Industrial Park LLC #1 (incorporated by reference from Exhibit 10.24 to Form 10-K filed July 12, 2013).

10.9

Third Addendum to Lease Agreement, dated March 11, 2013, between Ocean Power Technologies, Inc. and Reed Road Industrial Park LLC #1 (incorporated by reference from Exhibit 10.25 to Form 10-K filed July 12, 2013).

10.10***	Employment Agreement, dated December 2, 2013, between Mark A. Featherstone and Ocean Power Technologies, Inc. (incorporated by reference from Exhibit 10.1 to Form 10-Q filed March 14, 2014).
10.11***	Employment Agreement, dated December 30, 2013, between David R. Heinz and Ocean Power Technologies, Inc. (incorporated by reference from Exhibit 10.37 to Form 10-K filed July 29, 2014).

Exhibit No.	Description of Exhibit
10.12***	Employment Agreement, dated June 9, 2014, between David L. Keller and Ocean Power Technologies, Inc. (incorporated by reference from Exhibit 10.38 to Form 10-K filed July 29, 2014).
10.13***	Employment Agreement, dated December 29, 2014, between George H. Kirby and Ocean Power Technologies, Inc. (incorporated by reference from Exhibit 10.1 to Form 10-Q filed March 11, 2015).
10.14

Fourth Addendum to Lease Agreement, dated January 13, 2015, between Ocean Power Technologies, Inc. and Reed Road Industrial Part LLC #1 (incorporated by reference to Exhibit 10.28 to Annual Report on Form 10-K filed July 6, 2015).

10.15

At the Market Offering Agreement, dated October 19, 2015, between Ocean Power Technologies, Inc. and Rodman & Renshaw, a unit of H.C. Wainwright & Co, LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on October 20, 2015).

10.16

Placement Agency Agreement dated June 2, 2016, by and among Ocean Power Technologies, Inc., Roth Capital Partners, LLC and Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed on June 2, 2016)

10.17	Form of Securities Purchase Agreement dated June 2, 2016 (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K filed on June 2, 2016).
10.18	Form of Amendment No. 1 to Securities Purchase Agreement, dated June 7, 2016 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K/A filed on June 7, 2016)
10.19	Form of Amendment No. 2 to Securities Purchase Agreement, dated July 21, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed on July 21, 2016)
10.20***	2015 Omnibus Incentive Plan (incorporated by reference to Annex A to Proxy Statement filed on September 3, 2015).
10.21***	Letter agreement with David R. Heinz dated December 18, 2015 (incorporated by reference to Exhibit 10.1 to Current Report of Form 8-K filed on December 24, 2015).
10.22	Stipulation and Agreement of Class Settlement dated as of May 5, 2016 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on May 11, 2016).
10.23

Agreement by and between Ocean Power Technologies, Inc. and Mitsui Engineering & Shipbuilding Co., Ltd dated May 31, 2016 (incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K/A filed on June 6, 2016).

10.24

Placement Agency Agreement dated July 22, 2016, by and between the Company and Roth Capital Partners, LLC (incorporated by reference to Exhibit 1.1 to Current Report on Form 8-K filed on July 22, 2016)

10.25	Form of Subscription Agreement, dated July 22, 2016, between the Company and the Purchasers thereto (incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on July 22, 2016).
10.26	Employment Letter between the Company and Matthew Shafer dated August 23, 2016 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed August 29, 2016).
10.27	Letter Agreement between the Company and Mark A. Featherstone dated August 25, 2016 (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K filed August 29, 2016).
10.28	Employment Letter between the Company and Mike Mekhiche dated September 12, 2012 (incorporated by reference from Exhibit 10.4 to the Current Report on Form 8-K filed August 29, 2016).
10.29	Letter Agreement between the Company and Mike Mekhiche dated June 19, 2014 (incorporated by reference from Exhibit 10.5 to the Current Report on Form 8-K filed August 29, 2016).
10.30	Agreement by and between the Company and the U.S. Office of Naval Research dated September 13, 2016 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed September 14, 2016).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the year ended April 30, 2016).
23.1 **	Consent of KPMG LLP.
23.2 **	Form of Consent of Porter Hedges LLP (included in Exhibit 5.1).
24.1	Power of Attorney (previously filed).

* To be filed by amendment.

** Filed herewith.

*** Management contract or compensatory plan or arrangement.